
Point of View
POV.
2004 Annual Report
SONIC
America's

Sonic began in 1953 in Shawnee, Oklahoma. Today, we franchise and operate the largest chain of drive-in restaurants in the country, with approximately 2,900 Sonic Drive-Ins from coast to coast and in northern Mexico.

Our drive-in restaurant experience, together with a unique menu and personalized carhop service, position us as one of the most highly differentiated concepts in the restaurant industry's quick-service sector. Sonic Drive-Ins feature signature items, offering made-when-you-order Toaster® Sandwiches, hamburgers and other sandwiches, Extra-Long Cheese Coneys, hand-battered Onion Rings, Tater Tots, and a variety of Frozen Favorites® desserts and Fountain Favorites® drinks, including Cherry Limeades, Slushes and Cream Pie Shakes. Sonic also offers a variety of choices for health-conscious customers, including Fresh Tastes™ salads.


12
4
20
12
30
22
6
17
30
66
24
128
184
1
38
62
75
199
82
69
245
173
67
113
97
94
143
792
74
6
Core Markets
Developing Markets

At a typical Sonic Drive-In, customers order from one of 24 to 36 canopy-covered spaces through an intercom speaker system. A carhop delivers the customer's order curbside, usually within four minutes. Customers also may stop at a drive-thru window at most Sonics.

# Financial Highlights


SONIC
America's Drive-In.

| | 2004 | 2003 | Percent Change |
|---|---|---|---|
| | ($ in thousands, except per share data) | | |
| **Operations (for the year)** | | | |
| Total revenues | $ 536,446 | $ 446,640 | 20 % |
| Income from operations | $ 106,114 | $ 89,500 | 19 % |
| Net income | $ 63,015 | $ 52,261 | 21 % |
| Net income per diluted share | $ 1.02 | $ .86 | 19 % |
| Return on average stockholders' equity | 21.0 % | 21.1 % | |
| **Financial Position (at year's end)** | | | |
| Total assets | $ 518,633 | $ 486,119 | 7 % |
| Stockholders' equity | $ 334,762 | $ 265,398 | 26 % |
| **System Information** | | | |
| System-wide average drive-in sales (for the year) [1] | $ 964 | $ 907 | 6 % |
| Change in system-wide sales (for the year) [1] | 13.1 % | 7.0 % | |
| Change in system-wide same-store sales (for the year) [1,2] | 6.5 % | 0.3 % | |
| Partner drive-ins (at year's end) [3] | 539 | 497 | 8 % |
| Franchise drive-ins (at year's end) | 2,346 | 2,209 | 6 % |
| System-wide drive-ins (at year's end) [1] | 2,885 | 2,706 | 7 % |

[1] System-wide information, which combines partner and franchise drive-in information, is a non-GAAP measure. We believe system-wide information is useful in analyzing the growth of the Sonic brand as well as our revenues, since franchisees pay royalties based on a percentage of sales.

[2] Changes in same-store sales based on drive-ins open for at least 15 months.

[3] Partner Drive-Ins are those Sonic Drive-Ins in which we own a majority interest, typically at least 60%. Most supervisors and managers of Partner Drive-Ins own a minority equity interest.

**_Total Revenues_** _(In millions)_
'00 $280; '01 $331; '02 $400; '03 $447; '04 $536

**_Net Income_** _(In millions)_
'00 $33; '01 $39; '02 $48; '03 $52; '04 $63

**_Net Income Per Diluted Share_**
'00 $.52; '01 $.62; '02 $.75; '03 $.86; '04 $1.02

**_Return on Equity_**
'00 21.4%; '01 21.9%; '02 22.1%; '03 21.1%; '04 21.0%

**_System-wide Average Sales Per Restaurant_** _(In thousands)_
'00 $853; '01 $874; '02 $906; '03 $907; '04 $964

**_Stores in Operation_**
'00 2,175; '01 2,359; '02 2,533; '03 2,706; '04 2,885

**What a tremendous year 2004 was for Sonic and all associated with the Sonic brand! This past fiscal year was one of building momentum, punctuated by great excitement and enthusiasm. In looking back, Sonic's solid performance and the strength of our business during the year were more than gratifying. From any perspective – from virtually any point of view – fiscal 2004 was a great year for Sonic!**

The most direct indication of our momentum in 2004 can be seen in our record financial results for the year. Net income increased 21% to $63 million or $1.02 per diluted share. Total revenues rose 20% to $536 million. Importantly, the increases we witnessed in net income and total revenues for 2004 not only exceeded those of the previous year, but also were ahead of the average annual growth rate for the past five years. Additionally, this was the fifth consecutive year that our earnings represented a return on equity of more than 20%. Now, that's momentum!

For some time now, we have discussed our strategy for growth in terms of a multi-layered approach, with several aspects of our business combining to fuel earnings and provide balance to our operations. Our solid top-line growth in 2004 reflected an ongoing acceleration in same-store sales – at 6.5% system-wide, same-store sales were significantly ahead of our target range for the year and reached their highest level since 1999. These results highlighted the success of our sales-driving strategies, including a steady stream of exciting new product news, which spanned the entire spectrum of our diverse menu and included choices that keep us relevant and in step with consumers' changing tastes and preferences. Also, these strategies added synergy in building traffic across non-traditional day parts, particularly in the morning with breakfast and after dinner with our Frozen Favorites® desserts menu.

Another momentum-building element of our strategy involves using the growing clout of our System Marketing Fund to support our efforts to connect with consumers in fresh and innovative ways and take the message of the Sonic brand to new customers. Next year, our media spending is set to rise to over $120 million from approximately $110 million in 2004. Moreover, we plan to nearly double to $60 million the portion of these expenditures directed to national media initiatives, primarily cable advertising, which has proven to be particularly effective for us in developing markets and allows us to present multiple messages to a variety of customers, thereby enhancing relevance.

Of course, a key factor driving our growth is the continued expansion of our chain in both core and developing markets, with the majority of new drive-ins being opened by franchisees. In fiscal 2004, franchisees opened a single-year record 167 new drive-ins, which, together with the 21 partner drive-ins we opened, pushed our chain to 2,885 restaurants by year's end. Coincidentally, the strength of our franchise development also continues to drive higher franchising income. In addition to greater franchise fees related to new drive-in openings last year, our unique ascending royalty rate generated substantial growth in royalty income for fiscal 2004.

Although the bulk of our development in 2004 occurred on the franchise side of our business, rest assured that we devoted substantial time and energy to improving the performance of our partner drive-ins during the past year. Through these efforts, we made substantial progress in 2004 to boost average volumes at our partner drive-ins and close the gap between those and average volumes at franchise drive-ins. At the same time, these steps helped increase drive-in level profits and enhance the performance of our partner drive-ins.

Prompted by Pattye Moore's decision to depart from the company subsequent to year's end in order to spend more time with her family, we recently announced several important changes in our management team. We are gratified that, when faced with these circumstances, the ample experience and leadership qualifications of our people provided ready candidates to keep Sonic's great momentum going. Scott McLain, with Sonic since 1996 and formerly our Executive Vice President and Chief Financial Officer, was promoted to President of Sonic Industries, our franchising subsidiary. Mike Perry, with Sonic since 1998 and formerly Senior Vice President of Sonic Restaurants, Inc. ("SRI"), our partnership drive-in operating subsidiary, was promoted to President of SRI. Steve Vaughan, who joined Sonic in 1992 and was Vice President of Planning & Analysis and Treasurer, was promoted to Vice President and Chief Financial Officer. I have great confidence in these officers and welcome them to their new and expanded roles within our company.

Pattye, an integral part of our management team since 1992 and our President since early 2002, will continue to consult with us on brand development and marketing issues for the next two years. She also will remain on our Board of Directors through the end of 2005. We all wish Pattye well in her time with her family, appreciate her years of service to Sonic, and were happy to induct her into the Troy Smith Hall of Fame at our 2004 Sonic Convention.

As we look ahead, we think the strategies and initiatives that framed a successful year for Sonic in 2004 have set the stage for our ongoing momentum in sales and profits and exciting growth in our business. The phenomenon we witnessed last year – with our franchisees enjoying significantly higher profits, our company-store drive-in partners motivated by greater incentives for improved performance, and our company posting healthy gains in sales, franchising income, and profits – underscores the ongoing convergence of our mutual goals and aspirations. More important, as we increasingly unite in a singular vision for the potential of the Sonic brand, we in turn provide a foundation that will help us maintain Sonic's momentum and achieve even greater results in the years ahead.

Sincerely,

Clifford Hudson
Chairman, Chief Executive Officer and President




Food Fight? Ne
OV.
Sue and her son, Jackson
"Finding a place to eat that suits us both isn't easy,
but at Sonic I can choose a healthy Fresh Tastes™
salad and, well...Jackson usually gets an
Extra-Long Cheese Coney, Tots and a blue tongue."

Does it get any better than this? Few things make a mom happier than a mealtime when everyone is excited about the food. In fact, Sonic is one of those rare places that can promptly settle almost any disagreement about where to go for a quick, convenient meal – or a special treat, because everyone in the car is sure to find a favorite.

At Sonic, we're all about feeding our customers' desires for choices. Our made-when-you-order menu is among the most distinctive for quick-service restaurants, with items you won't readily find elsewhere. We go well beyond the basic bill of fare that may come to mind when you first think about fast food – burgers, fries and soft drinks, offering instead a diverse selection of sandwiches and treats to tempt any taste. At Sonic, our customers can choose from traditional favorites (seven different burgers just to start) or signature selections like Extra-Long Cheese Coneys, Tater Tots, and hand-battered Onion Rings. Drink choices also abound to take our customers well off the beaten path to a place where Cherry Limeade reigns supreme – and still symbolizes the virtually countless flavor combinations for our sandwiches, drinks and desserts, which are limited only by our customers' imaginations.

And we've worked to stay in step with those watching their calories, expanding our menu to include fresh and nutritional choices like grilled chicken wraps or our cool, crisp Fresh Tastes™ Salads with fat-free or light dressings. We even have a low-calorie version of our famous Cherry Limeade.

Burgers 19%
Coneys 6%
Chicken 7%
Other 6%
Faves and Craves 19%
Breakfast 7%
Toasters 6%
Frozen/Fountain 3

De
Ch
Eve

ver At Sonic

But the choices really only begin with our variety. At Sonic, with our entire menu available all day long, we offer time-of-day choices that others can't or won't match. Here, it's just as easy to enjoy a popular Breakfast Burrito or Pancake on a Stick at 10 o'clock at night as it is at 8 o'clock in the morning. The same holds true for those who crave chicken wraps or Ched 'R' Peppers® as the sun rises.

With all these choices in mind, combined with Sonic's legendary carhop service, it's easy to understand why customers continued to drive our sales to record levels in 2004. With something to satisfy everyone, all through the day, our customers continue to vote "yes" for Sonic, which contributed to strong same-store sales growth, increased traffic, higher average tickets, and greater drive-in profits for the company and our franchisees. More important, the choices we offer keep us on our journey to greater relevance and to becoming America's most-loved restaurant brand.

urgers

***Bill and Brenda kick off the weekend with Sonic desserts.*** *As Bill explains, "Most every Friday, for as long as we can remember, we've been coming to Sonic to wind down for the weekend with our favorite desserts. While this visit has become a habit for us, we must admit it's still difficult to make up our minds when we get here. There are so many choices at Sonic – not to mention the fact that we can customize any dessert we please – who can decide?"*

***Steve Gonzalez, Director of Operations***
***The Rodney Warren Group, Sonic Franchisee***
***Lubbock, Texas***

*"Not many places offer the kind of menu, the made-when-you-order quality, and the speed of service that you find at Sonic. Giving the customer more variety is great, but you can't sacrifice quality or fast order-delivery times in the name of choice. Actually, when you think about it, customers want it all and expect it all. And when you deliver on that promise, you see the results in higher same-store sales, increased traffic, and improved drive-in profits."*

Someone once said, "change is constant," and being in a consumer-driven business, we couldn't agree more. Our customers are changing. Baby and Echo Boomers continue to lead age demographic trends, and celebrating our nation's diversity has never been more important, with the Hispanic population representing one of the fastest growing consumer segments. Two-income and single-parent families keep pressure on leisure time and make convenience factors ever more important in meal choices. And parents are reasserting their role in decision-making when it comes to what their children eat.

Advertising mediums are changing as well. Cable viewership continues to rise, now exceeding the share commanded by roadcast networks, and the Internet relentlessly pushes the boundaries of communication forward.

To capitalize on this evolving landscape, we and our franchisees have continued to expand our reach with customers, increasing media expenditures proximately $110 million in 2004, up from $100 million in 2003. Importantly, with this growing spending power, we also have been able to direct an asing amount toward cable advertising and, as a result, have become a major sponsor of professional and college sports on ESPN, TNT and TBS, as s a significant advertiser on many other cable networks like Discovery, MTV, TLC and USA.

This shift to cable advertising, which will nearly double in dollars next year to half of the $120 million in total planned media spending, omplishes several things. First, in concert with our traditional monthly promotions and local market advertising, it allows us to provide a matrix roducts and messages to specific consumer segments in a myriad of ways. Second, cable advertising has proven to be especially effective fficient in reaching customers in developing markets; our strong same-store sales growth in these markets during 2004 highlights this view.

Vith these increasing resources, Sonic also has embraced the Internet to connect with customers of all ages. Sonic Cruisers℠ is an entire n on our web site where tech-savvy moms, teens and surfers of all ages can go for e-mail newsletters, coupons and menu news. The lso includes unreleased TV commercials, an interactive menu, screensavers, e-cards and more. It's fun and informative, and since it les two-way communication, we get a lesson in consumer tastes and preferences at the same time.

o be successful in the restaurant business, it's essential that a company deliver on its brand promises and maintain top-of-mind eness. Stated differently, you have to build and strengthen relationships. With the strongest customer loyalty in the quick-service r, as measured by return visits, and with 2004 achieving the highest rate of growth in same-store sales in five years, we're quite ed with the prospects for continuing to build meaningful relationships with our customers.

# Log On. Tune In. Always On.

*For Carlos, Elena, Miguel and Anna, family time often starts around the televison, and channel-surfing has become a favorite pastime. "We discovered Sonic while surfing the cable networks. Many U.S. companies still think in English, so it's really nice to see Sonic's message in our native language," says Elena.*


nected
POV.
Network Cable (millions)
Total Media Expenditures (millions)
'05E $60 / $120
'04 $32 / $110
'03 $20 / $100
'02 $17 / $90
'01 $15 / $80
'00 $12 / $68
Increasing Marketing Expenditures, with Greater Emphasis on Cable Advertising

***Karen Holt, Working Partner, Newport, Tennessee***

*"You hear a lot from companies that claim to know the customers, but at our Sonic in Newport, I know we're connecting. I hear it from my neighbors that stop by th drive-in, who've seen us on ESPN, TBS, and Turner Spor from feedback on customer comments from our Partnerl extranet, and from people responding to our local advertising. Clearly, our customers are getting the messa*

## Chrissy

## "Surf's up at Sonic. There's new stu all the time like these wacky e-car I can send to my friends or secret h about what's new at Sonic. And I lo the screen savers. They're so cool!

POV.

Zachary
"Sonic has the most desserts I've ever seen, at least a zillion, but the best one is the one they make just for me – with five extra cherries!"

# Zap The Gap! SonicSize Pro



**Debbie Luth**
**Par**

k we figured it out, the reason
ins have traditionally out-perform
s. The key is to get our partners to
same owner-driven passion that franchis
e at risk when things aren't right, and to be
l for excellent performance. That's what the
Gap" program is all about, and the pay-off
been tremendous! We see it, not only in
profits for our drive-in, but also in lower
turnover, higher customer satisfaction
scores, and other important areas."

**Bobby Merritt, The Merritt Group**
**Sonic Franchisee, Las Cruces, New Mexico**

"Sales and profits were fantastic last year, and that kind of performance instills a real sense of confidence for franchisees...confidence to invest in new drive-ins, upgrade our restaurants, and add the people needed to support new day part programs, like breakfast. Another important factor that encourages confidence is the leadership of the franchisor and the quality of the relationship between franchisor and franchisee. With Sonic,


fits.
SONIC
*Starting a new day and a new Sonic in Albuquerque*

**Greater Sales Balance Throughout the Day**

|  |  |
|---|---|
| Morning | 11% |
| Lunch | 32% |
| Afternoon | 19% |
| Dinner | 22% |
| After Dinner | 16% |

**We began** as a franchise organization, and with that entrepreneurial spirit still guiding us, today more th **of all Sonic** Drive-Ins are owned and operated by franchisees. Importantly, these men and women hav **the** lead in developing our chain, expanding it in our current markets and extending it to new pla **customers**. Over the past five years, franchisees have opened 775 drive-ins, or 83% of the tota **during** that period. Because of their expansion, we have seen a corresponding increase in ou **franchise** income. This has reflected higher franchise fees for new drive-ins and increased r **on** franchise sales owing to our successful sales strategies, as well as our unique ascendin **rate**. Clearly, our franchise business is the engine that drives our overall growth.

During 2004, we continued to provide our franchisees with a powerful and persuasive affirmation of the Sonic brand, devoting more marketing resources than ever before to b our brand. On the product side, 2004 was arguably our best year ever for new product

Importantly, our new product news, coupled with targeted media support, also hel spearhead our strategy to create a better balance in our business across all day parts We continued to strengthen our successful breakfast program and leveraged our Fo Favorites® drink selection and Frozen Favorites® dessert menu to build sales in underserved day parts, like afternoons, after dinner and late evenings.

Because of these efforts, our franchisees saw a significant acceleration in sam sales this past year, together with a 6% increase in system-wide average unit volu higher drive-in profits. These results provide an even greater incentive for franch continue their lead in our development, and they have enthusiastically embraced

During 2004, we also paid close attention to the operations of our partner dri implementing a new program – "Zap the Gap" – to boost performance and make more comparable with their franchise counterparts. Even though virtually all of partner drive-ins operate under a partnership or limited liability company struct which provides partner managers and supervisors with a direct ownership inter those drive-ins, average sales volumes historically have lagged those of franchis ins. In 2004, we continued to invest in restaurant-level operations and, most sign implemented a new sales incentive plan for our partner managers modeled after practices of our top-volume partner and franchise drive-ins. As a result, we reduc gap by one-fourth in 2004 – the most significant headway we've seen in any one-yea

Bottom line, the Sonic story remains a compelling one for our customers, franchi working partners. The incentives for growth and prosperity are strong, and this, in tur provides a solid foundation for future growth.

## Selected Financial Data

| | Year ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (In thousands except per share data) | | | | |
| **Income Statement Data:** | | | | | |
| Partner Drive-In sales | $ 449,585 | $ 371,518 | $ 330,707 | $ 267,463 | $ 224,880 |
| Franchise Drive-Ins: | | | | | |
| Franchise royalties | 77,518 | 66,431 | 61,392 | 54,220 | 47,595 |
| Franchise fees | 4,958 | 4,674 | 4,020 | 4,408 | 3,717 |
| Other | 4,385 | 4,017 | 4,043 | 4,547 | 3,864 |
| Total revenues | 536,446 | 446,640 | 400,162 | 330,638 | 280,056 |
| Cost of drive-in sales | 358,859 | 291,764 | 257,057 | 207,782 | 173,743 |
| Selling, general and administrative | 38,270 | 35,426 | 33,444 | 30,602 | 27,894 |
| Depreciation and amortization | 32,528 | 29,223 | 26,078 | 23,855 | 20,287 |
| Provision for impairment of long-lived assets | 675 | 727 | 1,261 | 792 | 951 |
| Total expenses | 430,332 | 357,140 | 317,840 | 263,031 | 222,875 |
| Income from operations | 106,114 | 89,500 | 82,322 | 67,607 | 57,181 |
| Net interest expense | 6,378 | 6,216 | 6,319 | 5,525 | 5,186 |
| Income before income taxes | $ 99,736 | $ 83,284 | $ 76,003 | $ 62,082 | $ 51,995 |
| Net income | $ 63,015 | $ 52,261 | $ 47,692 | $ 38,956 | $ 32,627 |
| Income per share [1]: | | | | | |
| Basic | $ 1.06 | $ .89 | $ .79 | $ .65 | $ .54 |
| Diluted | $ 1.02 | $ .86 | $ .75 | $ .62 | $ .52 |
| Weighted average shares used in calculation [1]: | | | | | |
| Basic | 59,314 | 58,465 | 60,234 | 59,774 | 60,594 |
| Diluted | 61,654 | 60,910 | 63,310 | 62,598 | 62,918 |
| **Balance Sheet Data:** | | | | | |
| Working capital (deficit) | $ (14,537) | $ (2,875) | $ (12,942) | $ (3,335) | $ (6,371) |
| Property, equipment and capital leases, net | 376,315 | 345,551 | 305,286 | 273,198 | 222,318 |
| Total assets | 518,633 | 486,119 | 405,356 | 358,000 | 278,371 |
| Obligations under capital leases (including current portion) | 40,531 | 27,929 | 12,938 | 13,688 | 7,299 |
| Long-term debt (including current portion) | 82,169 | 139,587 | 109,375 | 109,168 | 83,881 |
| Stockholders' equity | 334,762 | 265,398 | 230,670 | 200,719 | 155,263 |

(1) Adjusted for a 3-for-2 stock split in 2004, 2002 and 2000

## Overview

*Description of the Business.* Sonic operates and franchises the largest chain of drive-ins in the United States and also has a small number of Franchise Drive-Ins in Mexico. As of August 31, 2004, the Sonic system was comprised of 2,885 drive-ins, of which 539 were Partner Drive-Ins and 2,346 were Franchise Drive-Ins. Sonic Drive-Ins feature Sonic signature items such as made-to-order sandwiches and hamburgers, extra-long cheese coneys, salads, hand-battered onion rings, tater tots, specialty soft drinks including cherry limeades and slushes, and frozen desserts. We derive our revenues primarily from Partner Drive-In sales and royalty fees from franchisees. We also receive revenues from initial franchise fees and the selling and leasing of signs and real estate. In addition, we also own and receive income from a minority ownership interest in a few Franchise Drive-Ins.

Costs of Partner Drive-In sales, including minority interest in earnings of drive-ins, relate directly to Partner Drive-In sales. Other expenses, such as depreciation, amortization, and general and administrative expenses, relate to Partner Drive-In operations, as well as the Company's franchising operations. Our revenues and expenses are directly affected by the number and sales volumes of Partner Drive-Ins. Our revenues and, to a lesser extent, expenses also are affected by the number and sales volumes of Franchise Drive-Ins. Initial franchise fees and franchise royalties are directly affected by the number of Franchise Drive-In openings.

*Overview of Business Performance.* Business performance was strong during fiscal year 2004 as net income increased 20.6% and earnings per share increased 18.6% to $1.02 per diluted share. We continue to experience considerable momentum in our business fueled by strong growth in same-store sales that, despite some pressure on commodity costs during the year, led to a significant increase in system-wide average profit per store. The rise in store-level profits, in turn, helped produce a record number of new drive-in openings by franchisees. We believe these results reflect our multi-layered growth strategy that features the following components:

- Solid same-store sales growth,
- Increased franchising income stemming from our unique ascending royalty rate,
- Expansion of the Sonic brand through new unit growth particularly by franchisees,
- Operating leverage at both the drive-in level and the corporate level, and
- The use of excess operating cash flow for franchise acquisitions and share repurchases.

The following table provides information regarding the number of Partner Drive-Ins and Franchise Drive-Ins in operation as of the end of the periods indicated as well as the system-wide growth in sales and average unit volume. System-wide information includes both Partner Drive-In and Franchise Drive-In information, which we believe is useful in analyzing the growth of the brand as well as the Company's revenues since franchisees pay royalties based on a percentage of sales.

**System-Wide Performance**

| | Year Ended August 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | ($ in thousands) | | |
| Percentage increase in sales | 13.1% | 7.0 % | 11.9% |
| System-wide drive-ins in operation: | | | |
| Total at beginning of period | 2,706 | 2,533 | 2,359 |
| Opened | 188 | 194 | 182 |
| Closed (net of re-openings) | (9) | (21) | (8) |
| Total at end of period | 2,885 | 2,706 | 2,533 |
| Core markets | 2,059 | 1,977 | 1,888 |
| Developing markets | 826 | 729 | 645 |
| All markets | 2,885 | 2,706 | 2,533 |
| Average sales per drive-in: | | | |
| Core markets | $ 1,004 | $ 947 | $ 939 |
| Developing markets | 861 | 802 | 819 |
| All markets | 964 | 907 | 906 |
| Change in same-store sales – new method [1]: | | | |
| Core markets | 6.4 % | 0.5 % | 4.4% |
| Developing markets | 6.8 | (1.2) | (0.4) |
| All markets | 6.5 | 0.3 | 3.5 |
| Change in same-store sales – prior method [2]: | | | |
| Core markets | 6.4 % | 1.1 % | 4.3% |
| Developing markets | 5.1 | (5.1) | (2.3) |
| All markets | 6.1 | (0.3) | 3.0 |

[1] Represents percentage change for drive-ins open for a minimum of 15 months.
[2] Represents percentage change for drive-ins open for a minimum of 12 months.

System-wide same-store sales increased 6.5% during fiscal year 2004, primarily as a result of traffic growth (an increase in the number of transactions) across all day parts (e.g. morning, lunch, afternoon, dinner, and evening). We believe this strong sales performance was not only the result of generally more favorable industry and consumer conditions but was also a consequence of our specific sales driving initiatives including:

- Growth in brand awareness through increased media spending and greater use of network cable advertising;
- Strong promotions and new product news focused on quality and expanded choices for our customers; and
- Continued growth of our business in non-traditional day parts including the morning day part, which increased significantly during the year as a percentage of sales.

During fiscal year 2004, our total system-wide media expenditures were in excess of $110 million as compared to $100 million in fiscal year 2003, which we believe continues to increase overall brand awareness and strengthen our share of voice relative to our competitors. We have also shifted more of our marketing dollars to our system-wide marketing fund, which is largely used for network cable television advertising, growing this area of our advertising from just under $20 million in fiscal year 2003 to $32 million in fiscal year 2004. We believe this provides several benefits including the ability to target specific consumer groups more effectively and better reach the network cable audience, which has now surpassed broadcast networks in terms of viewership. In addition, national cable advertising also allows us to bring additional depth to our marketing by expanding our media messages beyond a single monthly promotion. Looking forward, we expect system-wide media expenditures to be in excess of $120 million in fiscal 2005, including doubling the amount spent for network cable television advertising to $60 million.

We continue to use our monthly promotions to highlight our distinctive food offerings and to feature new products. We also use our promotions and product news to create a strong emotional link with consumers and to align closely with consumer trends for fresh ingredients, customization, menu variety and choice. During the past year, our new product offerings showcased the breadth of our menu and emphasized the opportunity for choice at Sonic. We featured items ranging from large, higher-priced sandwiches like the Smoky SuperSONIC™ Cheeseburger to better-for-you items such as the Grilled Chicken Wrap with the option of a carb-friendly tortilla and Fresh Tastes™ Salads as well as our frozen and fountain favorites such as our new Diet Cherry Limeade, frozen PowerAde® Slush, and Hershey's® S'mores Blast. We will continue to have new product news in the coming months spanning the entire breadth of our product line and all designed to meet customers' evolving taste preferences including the growing desire for fresh, quality product offerings and more healthy alternatives.

We continue to be pleased with our progress towards penetrating the morning day part through our breakfast program, which began in the summer of 2000. We expanded the program, which features unique breakfast items as well as our entire menu all day long, to the remaining 50% of our drive-ins during the spring of 2003. As a result, sales during the morning day part have grown to over 11% of total sales. Our experience to this point continues to lead us to believe that breakfast is a gradual build requiring two to three years to achieve a desired level. We also continue to view breakfast as instrumental in helping us grow our average unit volumes to well over $1.0 million, more in the range of our larger competitors.

In addition to growth during the morning day part, we also experienced sales increases in every other day part during fiscal year 2004, including dinner and evening business. These day parts were the weakest during fiscal year 2003 as a result of both a disproportionate impact of weaker economic and industry conditions as well as a conscious shift in media dollars to support the breakfast day part. Our evening business rose significantly this summer as we brought back our Sonic Nights program, which featured an "Open 'Til at Least Midnight" message supported by national cable advertising as well as an emphasis on our Frozen Favorites® and new products such as the Hershey's® S'mores Blast and the Junior Banana Split.

One of the more positive developments over the last several months has been the performance of developing markets. System-wide same-store sales in developing markets outpaced same-store sales in core markets increasing 6.8% during fiscal year 2004 compared to a decline of 1.2% in fiscal year 2003. We believe that this was due to increased spending on national cable, which seems to have benefited all of our markets, and particularly our developing markets. From an average unit volume standpoint, developing markets, which represent roughly 29% of the store base, increased 7.3% reversing the downward trend of the last year and slightly ahead of what we saw in core markets.

New drive-in openings by franchisees reached a record level during the past year and were accompanied by ongoing improvement in our franchise development pipeline, which we believe has a direct correlation to the growth in average unit profitability. The combination of increased new store openings by franchisees and strong same-store sales performance translated into higher franchising income for the year, which was a large factor in our earnings growth since this incremental income has relatively lower associated cost. We also continued to benefit from other positive aspects of our "multi-layered" financial model including leverage of our corporate-level expenses and positive operating cash flow.

At our Partner Drive-Ins, we have put in place long-term initiatives designed to help us close the $100,000 plus sales gap in average unit volumes between Partner Drive-Ins and Franchise Drive-Ins. To a large degree, this effort is modeled on the best practices of our top-volume Partner and Franchise Drive-Ins. Our intent is to complement the strong profit motive created through our partnership program with strong incentives focused on top-line growth. Initial results from these efforts are encouraging, as same-store sales growth at Partner Drive-Ins exceeded same-store sales at Franchise Drive-Ins during each of the last three quarters.

Over the past several years, we have completed the acquisition of several Franchise Drive-Ins in various markets including the acquisition of 51 drive-ins located in the San Antonio, Texas market in May 2003 and the acquisition of 22 drive-ins located in the Denver and Colorado Springs, Colorado markets in July 2004. These acquisitions have

added to revenue growth and have been accretive to earnings over time. Our acquisitions are focused on higher volume stores with strong store-level management already in place. In addition, in each case, the selling franchisee retained a significant drive-in base and is growing with us in other areas. We continue to view these types of acquisitions of core-market drive-ins with proven track records as a very good, lower-risk use of our capital and they remain a very viable potential use of our excess cash flow in future years.

**Results of Operations**

*Revenues.* Total revenues increased 20.1% to $536.4 million in fiscal year 2004 from $446.6 million during fiscal year 2003. The increase in revenues primarily relates to strong sales growth for Partner Drive-Ins and, to a lesser extent, a rise in franchising income.

**Revenues**

| | Year Ended August 31, 2004 | Year Ended August 31, 2003 | Increase/ (Decrease) | Percent Increase/ (Decrease) |
|---|---|---|---|---|
| | (In thousands) | | | |
| Revenues: | | | | |
| Partner Drive-In sales | $ 449,585 | $ 371,518 | $ 78,067 | 21.0 % |
| Franchise revenues: | | | | |
| Franchise royalties | 77,518 | 66,431 | 11,087 | 16.7 |
| Franchise fees | 4,958 | 4,674 | 284 | 6.1 |
| Other | 4,385 | 4,017 | 368 | 9.2 |
| Total revenues | $ 536,446 | $ 446,640 | $ 89,806 | 20.1 |

| | Year Ended August 31, 2003 | Year Ended August 31, 2002 | Increase/ (Decrease) | Percent Increase/ (Decrease) |
|---|---|---|---|---|
| | (In thousands) | | | |
| Revenues: | | | | |
| Partner Drive-In sales | $ 371,518 | $ 330,707 | $ 40,811 | 12.3 % |
| Franchise revenues: | | | | |
| Franchise royalties | 66,431 | 61,392 | 5,039 | 8.2 |
| Franchise fees | 4,674 | 4,020 | 654 | 16.3 |
| Other | 4,017 | 4,043 | (26) | (0.6) |
| Total revenues | $ 446,640 | $ 400,162 | $ 46,478 | 11.6 |

The following table reflects the growth in Partner Drive-In sales and changes in comparable drive-in sales for Partner Drive-Ins. It also presents information about average unit volumes and the number of Partner Drive-Ins, which is useful in analyzing the growth of Partner Drive-In sales.

**Partner Drive-In Sales**

| | Year Ended August 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| | ($ in thousands) | | |
| Partner Drive-In sales | $ 449,585 | $ 371,518 | $ 330,707 |
| Percentage increase | 21.0 % | 12.3 % | 23.6 % |
| Partner Drive-Ins in operation: | | | |
| Total at beginning of period | 497 | 452 | 393 |
| Opened | 21 | 35 | 40 |
| Acquired from (sold to) franchisees, net | 21 | 11 | 20 |
| Closed | – | (1) | (1) |
| Total at end of period | 539 | 497 | 452 |
| Average sales per Partner Drive-In | $ 886 | $ 799 | $ 791 |
| Percentage increase | 10.9 % | 1.0 % | 2.5 % |
| Change in same-store sales – new method [1] | 7.8 % | (0.3)% | 2.2 % |
| Change in same-store sales – prior method [2] | 7.4 % | 0.0 % | 1.7 % |

[1] Represents percentage change for drive-ins open for a minimum of 15 months.

[2] Represents percentage change for drive-ins open since the beginning of fiscal year 2003.

Partner Drive-In sales increased $78.1 million in fiscal year 2004, of which $49.5 million resulted from the net addition of 87 Partner Drive-Ins since the beginning of fiscal year 2003 ($61.5 million from the addition of newly constructed and acquired drive-ins less $12.0 million from drive-ins sold or closed during the period). Same-store sales increases accounted for $28.6 million of the increase.

During fiscal year 2003, Partner Drive-In sales increased $40.8 million, of which $41.1 million resulted from the net addition of 104 Partner Drive-Ins during fiscal years 2002 and 2003 ($53.6 million from the addition of newly constructed and acquired drive-ins less $12.5 million from drive-ins sold or closed during the period). The increase in Partner Drive-In sales from the net addition of drive-ins was partially offset by slight sales decreases in the amount of $.03 million by stores open the full reporting periods of fiscal years 2003 and 2002.

During fiscal year 2004, same-store sales at Partner Drive-Ins exceeded the same-store sales performance of Franchise Drive-Ins. The increase in average unit volume was even stronger – growing 10.9% during the year as a result of the acquisition of higher volume drive-ins in San Antonio and Colorado in May 2003 and July 2004, respectively, as well as continued strong performance from new store openings.

The following table reflects the growth in franchise revenues (franchise royalties and franchise fees) as well as franchise sales, average unit volumes and the number of Franchise Drive-Ins. While we do not record Franchise Drive-In sales as revenues, we believe this information is important in understanding our financial performance since these sales are the basis on which we calculate and record franchise royalties. This information is also indicative of the financial performance of our Franchise Drive-Ins.

**Franchise Information**

| | Year Ended August 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | *($ in thousands)* | | |
| Franchise fees and royalties [1] | $ 82,476 | $ 71,105 | $ 65,412 |
| Percentage increase | 16.0 % | 8.7 % | 11.6 % |
| Franchise Drive-Ins in operation: | | | |
| Total at beginning of period | 2,209 | 2,081 | 1,966 |
| Opened | 167 | 159 | 142 |
| Acquired from (sold to) company, net | (21) | (11) | (20) |
| Closed | (9) | (20) | (7) |
| Total at end of period | 2,346 | 2,209 | 2,081 |
| Franchise Drive-In sales | $2,219,340 | $1,988,842 | $1,874,562 |
| Percentage increase | 11.6 % | 6.1 % | 10.0 % |
| Effective royalty rate | 3.49 % | 3.34 % | 3.27 % |
| Average sales per Franchise Drive-In | $ 983 | $ 929 | $ 935 |
| Change in same-store sales – new method [2] | 6.2 % | 0.4 % | 3.7 % |
| Change in same-store sales – prior method [3] | 5.9 % | (0.1)% | 3.2 % |

[1] See *Revenue Recognition Related to Franchise Fees and Royalties* in the *Critical Accounting Policies and Estimates* section of MD&A.
[2] Represents percentage change for drive-ins open for a minimum of 15 months.
[3] Represents percentage change for drive-ins open for a minimum of one year.

Franchise income, which consists of franchise royalties and franchise fees, increased 16% to $82.5 million in fiscal year 2004.

Franchise royalties increased 16.7% to $77.5 million in fiscal year 2004, compared to $66.4 million in fiscal year 2003. Of the $11.1 million increase, approximately $6.7 million resulted from Franchise Drive-Ins' same-store sales growth of 6.2% in fiscal year 2004, combined with an increase in the effective royalty rate to 3.49% during fiscal year 2004 compared to 3.34% during fiscal year 2003. Each of our license agreements contains an ascending royalty rate whereby royalties, as a percentage of sales, increase as sales increase. The balance of the increase was attributable to growth in the number of Franchise Drive-Ins over the prior period.

Franchise royalties increased 8.2% to $66.4 million in fiscal year 2003, compared to $61.4 million during fiscal year 2002. Of the $5.0 million increase, approximately $3.9 million was primarily attributable to an increase in the number of Franchise Drive-Ins operating in fiscal year 2003 compared to fiscal year 2002. The balance of the increase resulted from an increase in the effective royalty rate from 3.27% in fiscal year 2002 to 3.34% in fiscal year 2003 as substantially all of the new stores opened under the newest license agreement, which has a higher average royalty rate.

Franchise fees increased 6.1% to $5.0 million as franchisees opened 167 new drive-ins in fiscal year 2004 as compared to 159 openings in fiscal year 2003. Franchise fees increased 16.3% to $4.7 million during fiscal 2003 as 159 Franchise Drive-Ins opened compared to 142 during the previous year.

At August 31, 2004, we had 158 franchise area development agreements compared to 149 such agreements at August 31, 2003. We anticipate 170 to 180 store openings by franchisees during fiscal year 2005. Substantially all of these new drive-ins will open under our newest form of license agreement, which contains a higher average royalty rate and initial opening fee. As a result of these new Franchise Drive-In openings and the continued benefit of the ascending royalty rate, we expect approximately $8.0 to $9.0 million in incremental franchise income in fiscal year 2005.

*Operating Expenses.* Overall, drive-in cost of operations, as a percentage of Partner Drive-In sales, increased to 79.8% in fiscal year 2004 compared to 78.5% in fiscal year 2003. Minority interest in earnings of drive-ins is included as a part of cost of sales, in the table below, since it is directly related to Partner Drive-In cost of operations.

**Operating Margins**

| | Year Ended August 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Cost and Expenses: | | | |
| Partner Drive-Ins [1]: | | | |
| Food and packaging | 26.3% | 26.0% | 26.0% |
| Payroll and other employee benefits | 30.2 | 29.6 | 28.7 |
| Minority interest in earnings of drive-ins | 4.4 | 3.9 | 4.5 |
| Other operating expenses | 18.9 | 19.0 | 18.5 |
| Total drive-in cost of operations | 79.8 | 78.5 | 77.7 |

[1] As a percentage of Partner Drive-In sales.

After remaining flat during fiscal year 2003, food and packaging costs increased, as a percentage of Partner Drive-In sales, 0.3% during fiscal year 2004 as a result of higher unit level costs for most commodities, which offset the benefit of price increases taken during the year. The pressure on commodity prices is expected to continue for the next several months and as a result we expect our food and packaging costs, as a percentage of sales, will continue to be higher on a year-over-year basis.

Labor costs increased, as a percentage of Partner Drive-In sales, 0.6% during fiscal year 2004 following a 0.9% increase in fiscal year 2003. The 2004 increase was primarily a result of significant payments made under a new sales incentive bonus program for drive-in management as well as higher staffing levels reflecting successful ongoing efforts to reduce turnover at Partner Drive-Ins. The increase during 2003 primarily resulted from increased investment in store-level labor, particularly assistant managers, as well as higher worker's compensation and health insurance costs.

Looking forward, we will continue to benefit from a relatively flat average wage rate and we expect to continue making significant payments under our sales incentive program. However, we will be modifying the program to add a profit qualifier to enhance flow-through from the incremental sales. As a result of that change and lapping the beginning of the sales incentive bonus program that began in September 2003, the opportunity to leverage labor costs, as a percentage of sales, during the next fiscal year is more favorable.

Minority interest, which reflects our store-level partners' pro-rata share of earnings from our partnership program, increased by $5.5 million during fiscal year 2004 as the increase in average dollar profit per store more than offset the decline in drive-in-level margins. During fiscal year 2003, lower average unit profits combined with declining drive-in-level margins resulted in a $0.5 million decrease in minority interest. Overall, we continue to view the partnership program as an integral part of our culture at Sonic and a large factor in the success of our business, and we are pleased that profit distributions to our partners increased during fiscal year 2004. Since we expect our average store level profits to continue to grow in fiscal year 2005 and we expect less margin pressure, we would expect minority interest to increase in real terms but stay relatively flat as a percentage of sales.

Other operating expenses improved, as a percentage of Partner Drive-In sales, by 0.1% during fiscal year 2004 as the leverage of operating at higher unit volumes more than offset increased costs. In real dollar terms, the increase in other operating expenses in fiscal year 2004 was comprised of several factors including higher marketing expenditures, utilities, credit card charges resulting from an increase in customer credit card usage, and a fairly sharp increase in repair and maintenance expense as we have focused on the physical appearance of our stores, both inside and out. While we expect cost increases in many of the items listed above to carry over into fiscal year 2005, we anticipate that the benefit of operating at higher unit volumes will lead to an improvement in other operating expenses, as a percentage of sales, over the next few quarters. During fiscal year 2003, other operating expenses, as a percentage of Partner Drive-In sales, deteriorated 0.5% primarily as a result of the lack of growth in average store volumes, an increase in the rate of advertising contributions in preparation for the breakfast rollout and rent expense related to the acquisition of Franchise Drive-Ins where the franchisee retained the real estate.

*Selling, General and Administrative.* Selling, general and administrative expenses increased 8.0% to $38.3 million during fiscal year 2004 and 5.9% to $35.4 million during fiscal year 2003. However, we continue to see leverage as the growth in these expenses was considerably less than the growth in revenues. As a percentage of total revenues, selling, general and administrative expenses decreased to 7.1% in fiscal year 2004, compared with 7.9% in fiscal year 2003 and 8.4% in fiscal year 2002. We anticipate that these costs will increase in the range of 10% to 12% in fiscal year 2005 but expect them to continue to decline as a percentage of total revenues.

*Depreciation and Amortization.* Depreciation and amortization expense increased 11.3% to $32.5 million in fiscal year 2004 due, in part, to additional depreciation stemming from the San Antonio and Colorado acquisitions, as well as the capital lease on our new corporate office space. Similarly, depreciation and amortization expense increased 12.1% to $29.2 million in fiscal year 2003 as a result of new drive-in development and acquisitions of existing Franchise Drive-Ins. Capital expenditures, excluding acquisitions, were $57.7 million in fiscal year 2004. Looking forward, with $60 to $70 million in capital expenditures planned for fiscal year 2005, we expect depreciation and amortization to increase in the range of 8% to 9% for the year.

*Provision for Impairment of Long-lived Assets.* One Partner Drive-In became impaired during fiscal year 2004 under the guidelines of FAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result, a provision for impairment of long-lived assets of $0.7 million was recorded for the drive-in's carrying cost in excess of its estimated fair value. Two Partner Drive-Ins became impaired during fiscal year 2003 which resulted in a provision for impairment of $0.7 million to reduce the drive-ins' carrying cost to their estimated fair value. During fiscal year 2002, two Partner Drive-Ins became impaired and estimates were revised on two stores that were previously impaired, resulting in a provision for impairment of $1.3 million. We continue to perform quarterly analyses of certain underperforming drive-ins. It is reasonably possible that the estimate of future cash flows associated with these drive-ins may change in the near future resulting in the need to write-down assets associated with one or more of these drive-ins to fair value.

*Interest Expense.* Net interest expense increased 2.6% in fiscal year 2004 compared to a 1.6% decrease in fiscal year 2003. While interest expense increased in fiscal year 2004 largely due to the addition of the capital lease associated with our new office space, a continued favorable interest rate environment combined with the refinancing of $20

million in senior notes that occurred in April of fiscal year 2003 and reduced borrowing levels in fiscal year 2004 mostly offset the increase. Our ability to generate positive operating cash flow enabled us to expend $74.4 million in capital expenditures, $3.1 million in share repurchases and still reduce our long-term debt by $57.4 million.

During the fourth quarter of fiscal year 2004, we outsourced the financing of our partner notes to a third-party financial institution in an effort to strengthen our partnership program, which will result in a decrease in interest income in the range of $0.6 million annually. Going forward, we expect our strong cash flow and reduced borrowing levels to mitigate the reduction in interest income associated with the partner notes to produce slightly higher net interest expense in fiscal year 2005.

*Income taxes.* The provision for income taxes reflects an effective federal and state tax rate of 36.82% for fiscal year 2004 compared with 37.25% in fiscal years 2003 and 2002. The reduction in our effective tax rate in fiscal year 2004 was primarily a result of the benefit of higher tax credits. Going forward, new interpretive accounting guidance will likely result in greater variability in our tax rate from quarter to quarter as circumstances on individual tax matters change. However, overall we anticipate that our effective tax rate will remain relatively flat or decrease slightly during fiscal year 2005.

**Financial Position**

During fiscal year 2004, current assets decreased 7.3% to $34.6 million compared to $37.3 million as of the end of fiscal year 2003 as excess cash was used, in part, to fund capital expenditures, the Colorado acquisition, and to repay long-term debt. Notes receivable was reduced as a result of the outsourcing of our partner notes to a third party financial institution in the amount of $6.1 million. Net property, equipment and goodwill increased by 9.6% as a result of capital expenditures, drive-in acquisitions, and the addition of the capital lease for our new corporate office facilities, which combined with the reduction in current assets and notes receivable to produce a 6.7% increase in total assets to $518.6 million as of the end of fiscal year 2004.

Total current liabilities increased $8.9 million or 22.2% during fiscal year 2004 as a result of a number of factors including obligations relating to the Colorado acquisition, an increase in health insurance and other accrued liabilities, franchise deposits and trade payables. The net increase in capital lease obligations of $12.6 million, which primarily relates to the lease obligation on the new headquarters building, was more than offset by the net repayment of long-term debt in the amount of $57.4 million. Overall, total liabilities decreased $36.8 million or 16.7% as a result of the items discussed above.

Stockholders' equity increased $69.4 million or 26.1% during fiscal year 2004 primarily resulting from earnings during the period of $63.0 million. Proceeds and the related tax benefit from the exercise of stock options accounted for the balance of the increase. At the end of fiscal year 2004, our debt-to-total capital ratio stood at 26.8%, down from 38.7% at the end of fiscal year 2003. For the twelve months ended August 31, 2004, return on average stockholder's equity was 21.0% and return on average assets was 12.5%.

**Liquidity and Sources of Capital**

Net cash provided by operating activities increased $16.4 million or 18.2% to $106.7 million in fiscal year 2004 as compared to $90.2 million in fiscal year 2003, primarily as a result of an increase in operating profit before depreciation and amortization and the provision for deferred income taxes. We also anticipate continuing to generate increasing positive free cash flow going forward. We believe free cash flow, which we define as net income plus depreciation and amortization less capital expenditures, is useful in evaluating the liquidity of the Company by assessing the level of funds available for share repurchases, acquisitions of Franchise Drive-Ins, and repayment of debt. We expect free cash flow to exceed $40 million for fiscal year 2005.

We have an agreement with a group of banks that provides us with a $125.0 million line of credit expiring in July 2006. As of August 31, 2004, our outstanding borrowings under the line of credit were $14.1 million, at an effective borrowing rate of 4.5%, as well as $0.7 million in outstanding letters of credit. The amount available under the line of credit as of August 31, 2004, was $110.2 million. We have long-term debt maturing in fiscal years 2005 and 2006 of $38.1 million and $22.2 million, respectively. We plan to refinance $30.0 million of long-term debt under our senior unsecured notes that will be maturing in April 2005 using amounts available under our line of credit. We also plan to extend the amounts maturing in 2006 under the line of credit. We believe that free cash flow will be adequate for repayment of any long-term debt that does not get refinanced or extended. We plan to use the line of credit to finance the opening of newly constructed drive-ins, acquisitions of existing drive-ins, purchases of the Company's common stock and for other general corporate purposes, as needed. See Note 9 of the Notes to Consolidated Financial Statements for additional information regarding our long-term debt.

As we announced in August 2004, our Board of Directors approved an increase in our share repurchase authorization and extended the program to December 31, 2005. We made approximately $3.1 million in share repurchases during fiscal year 2004, all of which were acquired during the fourth quarter. As of August 31, 2004, we had $60.0 million available under the program.

We opened 21 newly constructed Partner Drive-Ins and acquired a net of 21 drive-ins from franchisees during fiscal year 2004. We funded total capital additions for fiscal year 2004 of $74.4 million, which included the cost of newly opened drive-ins, new equipment for existing drive-ins, drive-ins under construction, the acquisition of Franchise Drive-Ins, and other capital expenditures, from cash generated by operating activities, borrowings

under our line of credit, and seller-provided financing for the Colorado acquisition. During fiscal year 2004, we purchased the real estate for 13 of the 45 newly constructed and acquired drive-ins. We also sold real estate for cash in the amount of $8.8 million relating to drive-ins previously sold to franchisees.

We plan capital expenditures of approximately $60 to $70 million in fiscal year 2005, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional Partner Drive-Ins, stall additions, relocations of older drive-ins, store equipment and point of sale system upgrades, and enhancements to existing financial and operating information systems. We expect to fund these capital expenditures through cash flow from operations and borrowings under our existing line of credit.

We entered into an agreement with certain franchisees during fiscal year 2003, which provides them with the option to sell 50 drive-ins to us anytime during the period commencing January 1, 2004 and ending June 30, 2005. We estimate that the cost of the acquisition, if it were to occur, would be in the range of $32 to $38 million and anticipate that the acquisition would be funded through operating cash flows and borrowings under our existing line of credit.

As of August 31, 2004, our total cash balance of $8.0 million reflected the impact of the cash generated from operating activities, borrowing activity, and capital expenditures mentioned above. We believe that existing cash and funds generated from operations, as well as borrowings under the line of credit, will meet our needs for the foreseeable future.

**Contractual Obligations and Commitments**

In the normal course of business, Sonic enters into purchase contracts, lease agreements and borrowing arrangements. Our commitments and obligations as of August 31, 2004 are summarized in the following table:

**Payments Due by Period**

*(In thousands)*

| | Total | Less than 1 Year | 1 – 3 Years | 3 – 5 Years | More than 5 Years |
|---|---|---|---|---|---|
| Contractual Obligations | | | | | |
| Long-term debt | $ 82,169 | $ 3,495 | $ 61,478 | $ 7,544 | $ 9,652 |
| Capital leases | 63,930 | 5,011 | 9,810 | 9,488 | 39,621 |
| Operating leases | 105,617 | 9,329 | 18,586 | 17,836 | 59,866 |
| Vendor purchase agreements | 1,660 | 1,660 | – | – | – |
| Total | $ 253,376 | $ 19,495 | $ 89,874 | $ 34,868 | $ 109,139 |

**Impact of Inflation**

Though increases in labor, food or other operating costs could adversely affect our operations, we do not believe that inflation has had a material effect on income during the past several years.

**Seasonality**

We do not expect seasonality to affect our operations in a materially adverse manner. Our results during the second fiscal quarter (the months of December, January and February) generally are lower than other quarters because of the climate of the locations of a number of Partner and Franchise Drive-Ins.

**Critical Accounting Policies and Estimates**

The Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this document contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These assumptions and estimates could have a material effect on our financial statements. We evaluate our assumptions and estimates on an ongoing basis using historical experience and various other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 1 of Notes to Consolidated Financial Statements), the following policies involve a higher degree of risk, judgment and/or complexity.

*Impairment of Long-Lived Assets.* We review each drive-in for impairment when events or circumstances indicate it might be impaired. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. In addition, at least annually, we assess the recoverability of goodwill and other intangible assets related to our brand and drive-ins. These impairment tests require us to estimate fair values of our brand and our drive-ins by making assumptions regarding future cash flows and other factors. If these assumptions change in the future, we may be required to record impairment charges for these assets.

*Ownership Program/Allowance for Uncollectible Notes and Accounts Receivable.* Our drive-in philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which was previously financed by the Company. We outsourced the financing of partner notes to a third party in the fourth fiscal quarter of 2004. Supervisors and managers are not employees of Sonic or of the drive-in in which they have an ownership interest.

The investments made by managers and supervisors in each partnership or limited liability company are accounted for as minority interests in the financial statements. The ownership agreements contain provisions, which give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

The net book value of a minority interest acquired by the Company in a Partner Drive-In is recorded as an investment in partnership, which results in a reduction in the minority interest liability on the Consolidated Balance Sheet. If the purchase price exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value results in a decrease in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill and investment, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of FAS 142, "Goodwill and Other Intangible Assets."

We collect royalties from franchisees and provide for estimated losses for receivables that are not likely to be collected. General allowances for uncollectible receivables are estimated based on historical trends. Although we have a good relationship with our franchisees and collection rates are currently high, if average sales or the financial health of franchisees were to deteriorate, we may have to increase reserves against collection of franchise revenues.

*Contingency Reserves.* From time to time, we are involved in various legal proceedings and have certain unresolved claims pending involving taxing authorities, franchisees, suppliers, employees, competitors and others. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as estimate potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each issue. In addition, our estimate of probable losses may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. Based on the information currently available, we believe that all claims currently pending are either covered by insurance or would not have a material adverse effect on our business or financial condition.

*Advertising.* Under our license agreements, both Partner Drive-Ins and Franchise Drive-Ins must contribute a minimum percentage of revenues to a national media production fund (Sonic Advertising Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through Company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to the System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities.

As stated in the terms of existing license agreements, these funds do not constitute assets of the Company and the Company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Advertising Fund, or the System Marketing Fund are included in our consolidated financial statements. However, all advertising contributions by Partner Drive-Ins are recorded as an expense in the Company's financial statements.

*Revenue Recognition Related to Franchise Fees and Royalties.* Initial franchise fees are nonrefundable and are recognized in income when we have substantially performed or satisfied all material services or conditions relating to the sale of the franchise. Area development fees are nonrefundable and are recognized in income on a pro-rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a Franchise Drive-In or upon termination of the agreement between Sonic and the franchisee.

Our franchisees are required under the provisions of the license agreements to pay Sonic royalties each month based on a percentage of actual net sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, we accrue royalty revenue in the month earned based on estimates of Franchise Drive-Ins sales. These estimates are based on actual sales at Partner Drive-Ins and projections of average unit volume growth at Franchise Drive-Ins.

*Income Taxes.* We provide for income taxes based on our estimate of federal and state tax liability. In making this estimate, we consider the impact of legislative and judicial developments. As these developments evolve, we will update our estimate, which could result in an adjustment to the tax rate.

### Forward-looking Statements

This annual report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements represent our expectations or beliefs concerning future events, including the following: any statements regarding future sales or expenses, any statements regarding the continuation of historical trends, and any statements regarding the sufficiency of our working capital and cash generated from operating and financing activities for our future liquidity and capital resource needs. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. We caution that those statements are further qualified by important economic and competitive factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, risks of the restaurant industry, including risks of and publicity surrounding food-borne illness, a highly competitive industry and the impact of changes in consumer spending patterns, consumer tastes, local, regional and national economic conditions, weather, demographic trends, traffic patterns, employee availability and cost increases. In addition, the opening and success of new drive-ins will depend on various factors, including the availability of suitable sites for new drive-ins, the negotiation of acceptable lease or purchase terms for new locations, permitting and regulatory compliance, our ability to manage the anticipated expansion and hire and train personnel, the financial viability of our franchisees, particularly multi-unit operators, and general economic and business conditions. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized.

### Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on debt and notes receivable, as well as changes in commodity prices.

Our exposure to interest rate risk currently consists of our senior notes, outstanding line of credit, and notes receivable. The senior notes bear interest at fixed rates which average 6.8%. The aggregate balance outstanding under the senior notes as of August 31, 2004 was $59.0 million. Should interest rates increase or decrease, the estimated fair value of these notes would decrease or increase, respectively. As of August 31, 2004, the estimated fair value of the senior notes exceeded the carrying amount by approximately $1.6 million. The line of credit bears interest at a rate benchmarked to U.S. and European short-term interest rates. The balance outstanding under the line of credit was $14.1 million as of August 31, 2004. The impact on our results of operations of a one-point interest rate change on the outstanding balances under the line of credit as of the end of fiscal year 2004 would be approximately $0.1 million. We have made certain loans to our franchisees totaling $7.5 million as of August 31, 2004. The interest rates on these notes are generally between 7.8% and 10.5%. We believe the fair market value of these notes approximates their carrying amount.

The Company and its franchisees purchase certain commodities such as beef, potatoes, chicken and dairy products. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing price floors or caps; however, we have not made any long-term commitments to purchase any minimum quantities under these arrangements. We do not use financial instruments to hedge commodity prices because these purchase agreements help control the ultimate cost and any commodity price aberrations are generally short term in nature.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

## Consolidated Balance Sheets

| | August 31, 2004 | August 31, 2003 |
|---|---|---|
| | *(In thousands)* | |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 7,993 | $ 13,210 |
| Accounts and notes receivable, net | 18,087 | 16,990 |
| Net investment in direct financing leases | 1,054 | 943 |
| Inventories | 3,551 | 2,713 |
| Deferred income taxes | 798 | 1,210 |
| Prepaid expenses and other | 3,100 | 2,246 |
| Total current assets | 34,583 | 37,312 |
| Notes receivable, net | 5,459 | 9,650 |
| Net investment in direct financing leases | 6,107 | 6,823 |
| Property, equipment and capital leases, net | 376,315 | 345,551 |
| Goodwill, net | 87,420 | 77,551 |
| Trademarks, trade names and other intangibles, net | 6,450 | 6,481 |
| Other assets, net | 2,299 | 2,751 |
| Total assets | $ 518,633 | $ 486,119 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 7,695 | $ 6,939 |
| Deposits from franchisees | 2,867 | 2,060 |
| Accrued liabilities | 32,552 | 29,614 |
| Long-term debt and obligations under capital leases due within one year | 6,006 | 1,574 |
| Total current liabilities | 49,120 | 40,187 |
| Obligations under capital leases due after one year | 38,020 | 26,437 |
| Long-term debt due after one year | 78,674 | 139,505 |
| Other noncurrent liabilities | 8,231 | 7,863 |
| Deferred income taxes | 9,826 | 6,729 |
| Commitments and contingencies (Notes 6, 7, 14, and 15) | | |
| Stockholders' equity: | | |
| Preferred stock, par value $.01; 1,000,000 shares authorized; none outstanding | – | – |
| Common stock, par value $.01; 100,000,000 shares authorized; shares issued 74,617,554 in 2004 and 73,770,840 in 2003 | 746 | 738 |
| Paid-in capital | 105,012 | 95,300 |
| Retained earnings | 351,402 | 288,387 |
| | 457,160 | 384,425 |
| Treasury stock, at cost; 15,098,687 shares in 2004 and 14,945,898 shares in 2003 | (122,398) | (119,027) |
| Total stockholders' equity | 334,762 | 265,398 |
| Total liabilities and stockholders' equity | $ 518,633 | $ 486,119 |

*See accompanying notes.*

## Consolidated Statements of Income

| | Year ended August 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | *(In thousands, except per share data)* | | |
| **Revenues:** | | | |
| Partner Drive-In sales | $ 449,585 | $ 371,518 | $ 330,707 |
| Franchise Drive-Ins: | | | |
| Franchise royalties | 77,518 | 66,431 | 61,392 |
| Franchise fees | 4,958 | 4,674 | 4,020 |
| Other | 4,385 | 4,017 | 4,043 |
| | 536,446 | 446,640 | 400,162 |
| **Costs and expenses:** | | | |
| Partner Drive-Ins: | | | |
| Food and packaging | 118,073 | 96,568 | 85,838 |
| Payroll and other employee benefits | 135,880 | 110,009 | 95,085 |
| Minority interest in earnings of Partner Drive-Ins | 19,947 | 14,398 | 14,864 |
| Other operating expenses | 84,959 | 70,789 | 61,270 |
| | 358,859 | 291,764 | 257,057 |
| Selling, general and administrative | 38,270 | 35,426 | 33,444 |
| Depreciation and amortization | 32,528 | 29,223 | 26,078 |
| Provision for impairment of long-lived assets and other | 675 | 727 | 1,261 |
| | 430,332 | 357,140 | 317,840 |
| **Income from operations** | 106,114 | 89,500 | 82,322 |
| Interest expense | 7,684 | 7,464 | 7,406 |
| Interest income | (1,306) | (1,248) | (1,087) |
| Net interest expense | 6,378 | 6,216 | 6,319 |
| Income before income taxes | 99,736 | 83,284 | 76,003 |
| Provision for income taxes | 36,721 | 31,023 | 28,311 |
| **Net income** | $ 63,015 | $ 52,261 | $ 47,692 |
| **Basic income per share** | $ 1.06 | $ .89 | $ .79 |
| **Diluted income per share** | $ 1.02 | $ .86 | $ .75 |

*See accompanying notes.*

## Consolidated Statements of Stockholders' Equity

| | Common Stock | | Paid-in | Retained | Treasury Stock | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Shares | Amount |
| | | | (In thousands) | | | |
| Balance at August 31, 2001 | 31,914 | $ 319 | $ 78,427 | $ 188,434 | 5,029 | $ (66,461) |
| Exercise of common stock options | 512 | 5 | 4,823 | – | – | – |
| Tax benefit related to exercise of employee stock options | – | – | 3,474 | – | – | – |
| Purchase of treasury stock | – | – | – | – | 1,033 | (26,043) |
| Three-for-two stock split | 16,052 | 161 | (161) | – | 2,675 | – |
| Net income | – | – | – | 47,692 | – | – |
| Balance at August 31, 2002 | 48,478 | 485 | 86,563 | 236,126 | 8,737 | (92,504) |
| Exercise of common stock options | 703 | 7 | 5,671 | – | – | – |
| Tax benefit related to exercise of employee stock options | – | – | 3,312 | – | – | – |
| Purchase of treasury stock | – | – | – | – | 1,227 | (26,523) |
| Net income | – | – | – | 52,261 | – | – |
| Balance at August 31, 2003 | 49,181 | 492 | 95,546 | 288,387 | 9,964 | (119,027) |
| Exercise of common stock options | 592 | 6 | 5,608 | – | – | – |
| Tax benefit related to exercise of employee stock options | – | – | 4,106 | – | – | – |
| Purchase of treasury stock | – | – | – | – | 148 | (3,371) |
| Three-for-two stock split | 24,845 | 248 | (248) | – | 4,987 | – |
| Net income | – | – | – | 63,015 | – | – |
| Balance at August 31, 2004 | 74,618 | $ 746 | $ 105,012 | $ 351,402 | 15,099 | $ (122,398) |

*See accompanying notes.*

# Consolidated Statements of Cash Flows

| | Year ended August 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | | (In thousands) | |
| **Cash flows from operating activities** | | | |
| Net income | $ 63,015 | $ 52,261 | $ 47,692 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 32,060 | 28,542 | 25,531 |
| Amortization | 468 | 681 | 547 |
| Gains on dispositions of assets | (868) | (1,149) | (179) |
| Amortization of franchise and development fees | (4,839) | (4,675) | (4,020) |
| Franchise and development fees collected | 4,974 | 4,791 | 4,116 |
| Provision for deferred income taxes | 3,509 | 1,277 | 2,895 |
| Provision for impairment of long-lived assets | 675 | 727 | 1,261 |
| Tax benefit related to exercise of employee stock options | 4,106 | 3,312 | 3,474 |
| Other | 145 | (141) | 380 |
| (Increase) decrease in operating assets: | | | |
| Accounts and notes receivable | (737) | (3,291) | (1,152) |
| Inventories and prepaid expenses | (1,691) | 1,666 | (2,530) |
| Increase (decrease) in operating liabilities: | | | |
| Accounts payable | 1,389 | 1,098 | (1,235) |
| Accrued and other liabilities | 4,452 | 5,112 | 6,703 |
| Total adjustments | 43,643 | 37,950 | 35,791 |
| Net cash provided by operating activities | 106,658 | 90,211 | 83,483 |
| **Cash flows from investing activities** | | | |
| Purchases of property and equipment | (57,728) | (54,417) | (50,572) |
| Acquisition of businesses, net of cash received | (8,518) | (35,557) | (20,505) |
| Investments in direct financing leases | (539) | (654) | (893) |
| Collections on direct financing leases | 1,124 | 1,074 | 810 |
| Proceeds from dispositions of assets | 18,505 | 9,151 | 4,072 |
| (Increase) decrease in intangibles and other assets | 434 | (4,395) | (1,234) |
| Net cash used in investing activities | (46,722) | (84,798) | (68,322) |
| **Cash flows from financing activities** | | | |
| Proceeds from long-term borrowings | 76,421 | 171,523 | 115,275 |
| Payments on long-term debt | (141,978) | (141,310) | (115,083) |
| Purchases of treasury stock | (3,067) | (34,348) | (17,137) |
| Payments on capital lease obligations | (1,839) | (1,793) | (887) |
| Exercises of stock options | 5,310 | 4,774 | 4,651 |
| Net cash used in financing activities | (65,153) | (1,154) | (13,181) |
| Net increase (decrease) in cash and cash equivalents | (5,217) | 4,259 | 1,980 |
| Cash and cash equivalents at beginning of the year | 13,210 | 8,951 | 6,971 |
| Cash and cash equivalents at end of the year | $ 7,993 | $ 13,210 | $ 8,951 |
| **Supplemental cash flow information** | | | |
| Cash paid during the year for: | | | |
| Interest (net of amounts capitalized of $338, $481 and $433, respectively) | $ 7,739 | $ 7,996 | $ 7,641 |
| Income taxes (net of refunds) | 29,869 | 24,002 | 19,190 |
| Additions to capital lease obligations | 16,098 | 16,783 | 137 |
| Accounts and notes receivable and decrease in capital lease obligations from property and equipment sales | 1,656 | 1,352 | 1,650 |
| Obligation to acquire treasury stock | – | – | 8,729 |
| Stock options exercised by stock swap | 304 | 904 | 177 |
| Store acquisitions financed through long-term notes | 8,139 | – | – |

*See accompanying notes.*

August 31, 2004, 2003 and 2002 (In thousands, except share data)

## 1. Summary of Significant Accounting Policies

*Operations*

Sonic Corp. (the "Company") operates and franchises a chain of quick-service drive-ins in the United States and Mexico. It derives its revenues primarily from Partner Drive-In sales and royalty fees from franchisees. The Company also leases signs and real estate, and owns a minority interest in several Franchise Drive-Ins. The Company grants credit to its franchisees, all of whom are in the restaurant business. Substantially all of the notes receivable and direct financing leases are collateralized by real estate or equipment.

From time to time, the Company purchases existing Franchise Drive-Ins with proven track records in core markets from franchisees and other minority investors as a means to deploy excess cash generated from operating activities and provide a foundation for future earnings growth. On April 1, 2002, the Company acquired 23 existing Franchise Drive-Ins located in the Wichita, Kansas market from a franchisee and other minority investors. The acquisitions were accounted for under the purchase method of accounting, with the results of operations of these drive-ins included with that of the Company's commencing April 1, 2002. The Company's cash acquisition cost, prior to post-closing adjustments, of approximately $19.4 million consisted of real estate ($10.7 million), equipment ($1.7 million) and goodwill ($7.0 million, which is expected to be fully deductible for tax purposes). The Company funded this acquisition through operating cash flows and borrowings under its bank line of credit.

On May 1, 2003, the Company acquired 51 existing drive-ins located in the San Antonio, Texas market from its franchisees for cash consideration of approximately $34.6 million, prior to post closing adjustments. The acquisitions were accounted for under the purchase method of accounting. The Company also entered into long-term lease agreements on each of the acquired drive-ins, which have future minimum rental payments aggregating $3.5 million annually. The following condensed balance sheet reflects the amount assigned to each major asset and liability category as of the acquisition date:

| | As of May 1, 2003 |
|---|---|
| Current assets | $ 322 |
| Property and equipment | 7,250 |
| Goodwill | 26,995 |
| Total assets acquired | $ 34,567 |

The Company did not assume any liabilities in connection with the acquisition and expects the amount assigned to goodwill to be fully deductible for tax purposes. The results of operations of these drive-ins were included with that of the Company's commencing May 1, 2003. If the acquisition had been completed as of the beginning of fiscal year 2002, pro forma revenues, net income and basic and diluted earnings per share would have been as follows for the years ending August 31:

| | 2003 | 2002 |
|---|---|---|
| Revenues | $ 475,052 | $ 446,838 |
| Net income | $ 53,235 | $ 50,115 |
| Net income per share: | | |
| Basic | $ .91 | $ .83 |
| Diluted | $ .87 | $ .79 |

The Company completed the sale of 41 Partner Drive-Ins to franchisees during fiscal year 2003, the majority of which were located in developing markets. A total of eight drive-ins were sold in January 2003, eight were sold in April 2003, 15 were sold in May 2003, and the balance were sold at various times during fiscal year 2003. The Company recognized a net gain of $1.6 million in other revenues resulting from the dispositions of these drive-ins.

*Principles of Consolidation*

The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and its majority-owned, Partner Drive-Ins, organized as general partnerships and limited liability companies. All significant intercompany accounts and transactions have been eliminated.

Certain amounts have been reclassified in the consolidated balance sheets to conform to the fiscal year 2004 presentation.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and contingent assets and liabilities disclosed in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

*Inventories*

Inventories consist principally of food and supplies that are carried at the lower of cost (first-in, first-out basis) or market.

*Property, Equipment and Capital Leases*

Property and equipment are recorded at cost, and leased assets under capital leases are recorded at the present value of future minimum lease payments. Depreciation of property and equipment and capital leases are computed by the straight-line method over the estimated useful lives or initial terms of the leases, respectively, and are combined for presentation in the financial statements.

August 31, 2004, 2003 and 2002 (In thousands, except share data)

*Accounting for Long-Lived Assets*

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which generally represents the individual drive-in. The Company's primary test for an indicator of potential impairment is operating losses. If an indication of impairment is determined to be present, the Company estimates the future cash flows expected to be generated from the use of the asset and its eventual disposal. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The fair value of the asset is measured by calculating the present value of estimated future cash flows using a discount rate equivalent to the rate of return the Company expects to achieve from its investment in newly constructed drive-ins.

Assets held for disposal are carried at the lower of depreciated cost or fair value less cost to sell. Fair values are estimated based upon appraisals or independent assessments of the assets' estimated sales values. During the period in which assets are being held for disposal, depreciation and amortization of such assets are not recognized.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and that the measurement of any impairment loss be the difference between the carrying amount and the fair value of the asset. The Company adopted the Statement effective September 1, 2002, which did not result in a material impact on its consolidated financial position or results of operations.

*Goodwill and Other Intangible Assets*

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective September 1, 2001. Statement No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value.

The Company's intangible assets subject to amortization under SFAS No. 142 consist primarily of acquired franchise agreements, franchise fees, and other intangibles. Amortization expense is calculated using the straight-line method over the expected period of benefit, not exceeding 15 years. The Company's trademarks and trade names were deemed to have indefinite useful lives and are not subject to amortization. See Note 5 for additional disclosures related to goodwill and other intangibles.

*Franchise Fees and Royalties*

Initial franchise fees are nonrefundable and are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company. Area development fees are nonrefundable and are recognized in income on a pro rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the Company and the franchisee.

The Company's franchisees are required under the provisions of the license agreements to pay the Company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, the Company accrues royalty revenue in the month earned based on estimates of Franchise Drive-In sales. These estimates are based on actual sales at Partner Drive-Ins and projections of average unit volume growth at Franchise Drive-Ins.

*Advertising Costs*

Costs incurred in connection with the advertising and promotion of the Company's products are expensed as incurred. Such costs amounted to $23,664, $19,665, and $16,544 for fiscal years 2004, 2003 and 2002, respectively.

Under the Company's license agreements, both Partner-Drive-Ins and Franchise Drive-Ins must contribute a minimum percentage of revenues to a national media production fund (Sonic Advertising Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through Company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities. As stated in the terms of existing license agreements, these funds do not constitute assets of the Company and the Company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Advertising Fund, or the System Marketing Fund are included in the Company's consolidated financial statements. However, all advertising contributions by Partner Drive-Ins are recorded as expense on the Company's financial statements.

August 31, 2004, 2003 and 2002 (In thousands, except share data)

*Cash Equivalents*

Cash equivalents consist of highly liquid investments that mature in three months or less from date of purchase.

*Stock-Based Compensation*

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing such stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and net income per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to August 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

| Year of Grant | Risk-Free Interest Rate | Expected Dividend Yield | Expected Volatility | Expected Life (years) |
|---|---|---|---|---|
| 2004 | 3.8% | 0.0% | 45.6% | 5.8 |
| 2003 | 3.2 | 0.0 | 46.3 | 5.7 |
| 2002 | 4.4 | 0.0 | 46.3 | 5.3 |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income, as reported | $ 63,015 | $ 52,261 | $ 47,692 |
| Less stock-based compensation expense using the fair value method, net of related tax effects | (4,984) | (4,460) | (3,828) |
| Pro forma net income | $ 58,031 | $ 47,801 | $ 43,864 |
| Net income per share: | | | |
| Basic: | | | |
| As reported | $ 1.06 | $ .89 | $ .79 |
| Pro forma | $ .98 | $ .82 | $ .73 |
| Diluted: | | | |
| As reported | $ 1.02 | $ .86 | $ .75 |
| Pro forma | $ .94 | $ .79 | $ .69 |

*Ownership Program*

The Company's drive-in philosophy stresses an ownership relationship with drive-in supervisors and managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which was previously financed by the Company. The Company outsourced the financing of partner notes to a third party in the fourth fiscal quarter of 2004. Supervisors and managers are not employees of the Company or of the drive-in in which they have an ownership interest.

The investments made by managers and supervisors in each partnership or limited liability company are accounted for as minority interests in the financial statements. The ownership agreements contain provisions, which give the Company the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and is intended to approximate the fair value of a minority interest in the drive-in.

The net book value of a minority interest acquired by the Company in a Partner Drive-In is recorded as an investment in partnership, which results in a reduction in the minority interest liability on the Consolidated Balance Sheet. If the purchase price exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value results in a decrease in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill and investment, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of FAS 142.

August 31, 2004, 2003 and 2002 (In thousands, except share data)

*New Accounting Pronouncements*

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," ("FIN 46"). FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. Previously, entities were generally consolidated by an enterprise when a controlling financial interest through ownership of a majority voting interest in the entity was obtained. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to make certain technical corrections and address certain implementation issues that had arisen. In addition, FIN 46R added several new scope limitations, including one which provides that companies are not required to apply the Interpretation to an entity that meets the criteria to be considered a "business," as defined in the Interpretation, unless certain conditions exist.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a "variable interest holder") is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

We have performed a review of the franchisees and other entities with which we conduct business to identify ownership, contractual or other financial interests and determine if any of these entities require further evaluation as potential VIEs. Based on our review and analysis, we have determined that each of these entities either meet the criteria to be considered a "business," and therefore will not be subject to the Interpretation due to the "business scope" exception or would not be considered a significant variable interest.

In performing our review, we specifically addressed four conditions, which if met, might preclude a franchise from being considered a "business." These conditions are (1) whether Sonic or its related parties participated significantly in the design or redesign of the entity, (2) whether the franchise entities were designed so that substantially all of their activities either involve or are conducted on behalf of Sonic, (3) whether Sonic and its related parties provide more than half of the equity, subordinated debt and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the franchisees, and (4) whether the activities of the franchise entities are primarily related to securitizations, other forms of asset-backed financing, or single-lessee leasing arrangements. We concluded that Sonic does not meet conditions one, two or four in any case and does not meet the third condition in most cases. However, there are a few instances where Sonic does provide more than half of the subordinated financial support to franchise entities, primarily in the form of loans. In these instances, Sonic is not required to determine if the franchise entities are VIEs since the interests in those entities would not be significant variable interests, as discussed in paragraph 6 of FIN 46R.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation which includes the prospective method, modified prospective method and retroactive restatement method. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of the annual disclosure and voluntary transition requirements of SFAS No. 148 is required for annual financial statements issued for fiscal years ending after December 15, 2002. Pursuant to the provisions of SFAS No. 123, the Company has elected to continue using the intrinsic value method of accounting for its stock-based employee compensation plans in accordance with APB 25. See "Stock-Based Compensation" in Note 1 for a further discussion.

**2. Net Income Per Share**

The following table sets forth the computation of basic and diluted earnings per share for the years ended August 31:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Numerator: | | | |
| Net income | $ 63,015 | $ 52,261 | $ 47,692 |
| Denominator: | | | |
| Weighted average shares outstanding – basic | 59,313,614 | 58,465,029 | 60,233,283 |
| Effect of dilutive employee stock options | 2,340,687 | 2,444,669 | 3,076,841 |
| Weighted average shares – diluted | 61,654,301 | 60,909,698 | 63,310,124 |
| Net income per share – basic | $ 1.06 | $ .89 | $ .79 |
| Net income per share – diluted | $ 1.02 | $ .86 | $ .75 |
| Anti-dilutive employee stock options excluded | 259,382 | 933,774 | 157,209 |

August 31, 2004, 2003 and 2002 (In thousands, except share data)

See Note 12 for information regarding shares available for grant under the 2001 Sonic Corp. Stock Option Plan and the 2001 Sonic Corp. Directors' Stock Option Plan.

**3. Impairment of Long-Lived Assets**

As of August 31, 2004 and 2003, the Company had identified certain underperforming drive-ins whose operating results indicated that certain assets of these drive-ins might be impaired. The buildings and improvements of these drive-ins had combined carrying amounts of $4,747 and $2,786 respectively. During fiscal years 2004 and 2003, the Company performed quarterly analyses of these and other drive-ins that had incurred operating losses. As a result of these analyses, the Company determined that certain drive-ins with then-existing carrying amounts of $1,021 and $1,214, respectively, were impaired and wrote them down by $675 and $727, respectively, to their fair values. Management's estimate of undiscounted future cash flows indicates that the remaining carrying amounts as of August 31, 2004 are expected to be recovered. However, it is reasonably possible that the estimate of cash flows may change in the near future resulting in the need to write-down one or more of the identified assets to fair value.

**4. Accounts and Notes Receivable**

Accounts and notes receivable consist of the following at August 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Royalties and other trade receivables | $ 9,042 | $ 8,052 |
| Notes receivable – current | 1,812 | 3,061 |
| Other | 7,489 | 6,410 |
| | 18,343 | 17,523 |
| Less allowance for doubtful accounts and notes receivable | 256 | 533 |
| | $ 18,087 | $ 16,990 |
| Notes receivable – noncurrent | $ 5,729 | $ 10,274 |
| Less allowance for doubtful notes receivable | 270 | 624 |
| | $ 5,459 | $ 9,650 |

The Company collects royalties from franchisees and provides for estimated losses for receivables that are not likely to be collected. General allowances for uncollectible receivables are estimated based on historical trends.

During fiscal year 2004, the Company outsourced the financing of partner notes to a third-party financial institution, which resulted in a $6.1 million reduction in notes receivable.

As of August 31, 2004 and 2003, notes receivable from one franchisee totaled $3,404 and $3,370 respectively. The underlying drive-in assets collateralize these notes.

**5. Goodwill, Intangibles and Other Assets**

The gross carrying amount of franchise agreements, franchise fees and other intangibles subject to amortization was $2,505 and $2,399 at August 31, 2004 and 2003, respectively. Accumulated amortization related to these intangible assets was $2,099 and $1,962 at August 31, 2004 and 2003, respectively. The carrying amount of trademarks and trade names not subject to amortization was $6,044 at August 31, 2004 and 2003.

Aggregate amortization expense related to intangible assets was $185 and $420 in fiscal years 2004 and 2003, respectively. Estimated amortization expense for the next five fiscal years beginning with fiscal year 2005 is as follows:

| | |
|---|---|
| For the year ending August 31, 2005 | $ 134 |
| For the year ending August 31, 2006 | $ 105 |
| For the year ending August 31, 2007 | $ 85 |
| For the year ending August 31, 2008 | $ 26 |
| For the year ending August 31, 2009 | $ 26 |

The changes in the carrying amount of goodwill for fiscal years ending August 31, 2004 and 2003 were as follows:

| | 2004 | 2003 |
|---|---|---|
| Balance as of September 1, | $ 77,551 | $ 46,826 |
| Goodwill acquired during the year | 11,374 | 28,640 |
| Impairment losses | – | – |
| Goodwill (disposed of) acquired related to the acquisitions and dispositions of minority interests in Partner Drive-Ins, net | (929) | 2,340 |
| Goodwill disposed of related to the sale of Partner Drive-Ins | (576) | (255) |
| Balance as of August 31, | $ 87,420 | $ 77,551 |

**6. Leases**

*Description of Leasing Arrangements*

The Company's leasing operations consist principally of leasing certain land, buildings and equipment (including signs) and subleasing certain buildings to franchise operators. The land and building portions of these leases are classified as operating leases and expire over the next 15 years. The equipment portions of these leases are classified principally as direct financing leases and expire principally over the next 10 years. These leases include provisions for contingent rentals that may be received on the basis of a percentage of sales in excess of stipulated amounts. Income is not recognized on contingent rentals until sales exceed the stipulated amounts. Some leases contain escalation clauses over the lives of the leases. Most of the leases contain one to four renewal options at the end of the initial term for periods of five years. These options enable the Company to retain use of properties in desirable operating areas.

August 31, 2004, 2003 and 2002 (In thousands, except share data)

Certain Partner Drive-Ins lease land and buildings from third parties. These leases, which expire over the next 20 years, include provisions for contingent rentals that may be paid on the basis of a percentage of sales in excess of stipulated amounts. The land portions of these leases are classified as operating leases and the buildings portions are classified as capital leases.

*Direct Financing Leases*

Components of net investment in direct financing leases are as follows at August 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Minimum lease payments receivable | $ 10,313 | $ 11,625 |
| Less unearned income | 3,152 | 3,859 |
| Net investment in direct financing leases | 7,161 | 7,766 |
| Less amount due within one year | 1,054 | 943 |
| Amount due after one year | $ 6,107 | $ 6,823 |

Initial direct costs incurred in the negotiations and consummations of direct financing lease transactions have not been material. Accordingly, no portion of unearned income has been recognized to offset those costs.

Future minimum rental payments receivable as of August 31, 2004 are as follows:

| | Operating | Direct Financing |
|---|---|---|
| Year ending August 31: | | |
| 2005 | $ 730 | $ 1,982 |
| 2006 | 730 | 1,971 |
| 2007 | 714 | 1,912 |
| 2008 | 744 | 1,755 |
| 2009 | 750 | 1,240 |
| Thereafter | 4,976 | 1,453 |
| | 8,644 | 10,313 |
| Less unearned income | - | 3,152 |
| | $ 8,644 | $ 7,161 |

*Capital Leases*

Components of obligations under capital leases are as follows at August 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Total minimum lease payments | $ 63,937 | $ 44,533 |
| Less amount representing interest averaging 13.1% in 2004 and 13.9% in 2003 | 23,406 | 16,604 |
| Present value of net minimum lease payments | 40,531 | 27,929 |
| Less amount due within one year | 2,511 | 1,492 |
| Amount due after one year | $ 38,020 | $ 26,437 |

Maturities of these obligations under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2004 are as follows:

| | Operating | Capital |
|---|---|---|
| Year ending August 31: | | |
| 2005 | $ 9,329 | $ 5,018 |
| 2006 | 9,361 | 4,973 |
| 2007 | 9,225 | 4,837 |
| 2008 | 9,052 | 4,712 |
| 2009 | 8,784 | 4,776 |
| Thereafter | 59,866 | 39,621 |
| | 105,617 | 63,937 |
| Less amount representing interest | - | 23,406 |
| | $ 105,617 | $ 40,531 |

Total rent expense for all operating leases and capital leases consists of the following for the years ended August 31:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Operating leases: | | | |
| Minimum rentals | $ 9,292 | $ 8,118 | $ 6,574 |
| Contingent rentals | 254 | 232 | 145 |
| Sublease rentals | (596) | (321) | (407) |
| Capital leases: | | | |
| Contingent rentals | 789 | 658 | 684 |
| | $ 9,739 | $ 8,687 | $ 6,996 |

The aggregate future minimum rentals receivable under noncancelable subleases of operating leases as of August 31, 2004 was $3,220.

August 31, 2004, 2003 and 2002 (In thousands, except share data)

## 7. Property, Equipment and Capital Leases

Property, equipment and capital leases consist of the following at August 31, 2004 and 2003:

| | Estimated Useful Life | 2004 | 2003 |
|---|---|---|---|
| Property and equipment: | | | |
| Home office: | | | |
| Land and leasehold improvements | Life of lease | $ 3,011 | $ 3,762 |
| Computer and other equipment | 2 – 5 yrs | 29,188 | 25,972 |
| Drive-ins, including those leased to others: | | | |
| Land | | 113,778 | 105,883 |
| Buildings | 15 – 25 yrs | 199,578 | 185,747 |
| Equipment | 5 – 7 yrs | 119,971 | 114,170 |
| Property and equipment, at cost | | 465,526 | 435,534 |
| Less accumulated depreciation | | 126,998 | 115,933 |
| Property and equipment, net | | 338,528 | 319,601 |
| Capital Leases: | | | |
| Leased home office building | Life of lease | 9,321 | – |
| Leased drive-in buildings and equipment under capital leases, including those held for sublease | Life of lease | 36,320 | 31,943 |
| Less accumulated amortization | | 7,854 | 5,993 |
| Capital leases, net | | 37,787 | 25,950 |
| Property, equipment and capital leases, net | | $ 376,315 | $ 345,551 |

Land, buildings and equipment with a carrying amount of $39,671 at August 31, 2004 were leased under operating leases to franchisees or other parties. The accumulated depreciation related to these buildings and equipment was $6,713 at August 31, 2004. As of August 31, 2004, the Company had drive-ins under construction with costs to complete which aggregated $4,818.

## 8. Accrued Liabilities

Accrued liabilities consist of the following at August 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Wages and other employee benefits | $ 5,751 | $ 3,881 |
| Taxes, other than income taxes | 10,904 | 10,107 |
| Income taxes payable | 4,841 | 5,583 |
| Accrued interest | 2,920 | 2,975 |
| Minority interest in consolidated drive-ins | 2,012 | 1,917 |
| Other | 6,124 | 5,151 |
| | $ 32,552 | $ 29,614 |

## 9. Long-Term Debt

Long-term debt consists of the following at August 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Senior unsecured notes [A] | $ 30,000 | $ 30,000 |
| Borrowings under line of credit [B] | 14,075 | 79,340 |
| Senior unsecured notes [C] | 29,000 | 30,000 |
| Other | 9,094 | 247 |
| | 82,169 | 139,587 |
| Less long-term debt due within one year | 3,495 | 82 |
| Long-term debt due after one year | $ 78,674 | $ 139,505 |

[A] The Company has $30,000 of senior unsecured Series B notes maturing in April 2005. The Company has the intent and the ability to refinance the $30,000 maturing in 2005 through availability under its line of credit and has classified that amount as long-term debt as of August 31, 2004 on the consolidated balance sheet. Interest is payable semi-annually and accrues at 6.76%. The related agreement requires, among other things, the Company to maintain equity of a specified amount, maintain ratios of debt to total capital and fixed charge coverage and limits additional borrowings.

[B] The Company has an agreement with a group of banks that provides for a $125,000 line of credit, including a $2,000 sub-limit for letters of credit, expiring in July 2006. The Company plans to use the line of credit to finance the opening of newly-constructed drive-ins, acquisitions of existing drive-ins, purchases of the Company's common stock, retirement of senior notes and for general corporate purposes. Borrowings under the line of credit are unsecured and bear interest at a specified bank's prime rate or, at the Company's option, LIBOR plus 0.50% to 1.25%. In addition, the Company pays an annual commitment fee ranging from .125% to .25% on the unused portion of the line of credit. As of August 31, 2004, the Company's effective borrowing rate was 4.5%. As of August 31, 2004 there were $676 in letters of credit outstanding under the line of credit. The agreement requires, among other things, the Company to maintain equity of a specified amount, maintain ratios of debt to EBITDA and fixed charge coverage and limits additional borrowings and acquisitions and dispositions of businesses.

[C] The Company has $29,000 of senior unsecured notes with $4,000 of Series A notes maturing in August 2008 and $25,000 of Series B notes maturing in August 2011. Interest is payable semi-annually and accrues at 6.58% for the Series A notes and 6.87% for the Series B notes. Required annual prepayments amount to $1,000 from August 2004 to August 2007 on the Series A notes and $3,571 from August 2005 to August 2010 on the Series B notes. The Company has the intent and the ability to refinance the required annual prepayments in 2005 through availability under its line of credit and has classified those amounts as long-term debt as of August 31, 2004 on the consolidated balance sheet. The related agreement requires, among other things,

August 31, 2004, 2003 and 2002 (In thousands, except share data)

the Company to maintain equity of a specified amount, and maintain ratios of debt to equity and fixed charge coverage.

Maturities of long-term debt for each of the five years after August 31, 2004 are $3,495 in 2005, $56,724 in 2006, $4,754 in 2007, $3,766 in 2008, $3,778 in 2009 and $9,652 thereafter.

**10. Other Noncurrent Liabilities**

Other noncurrent liabilities consist of the following at August 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Minority interest in consolidated drive-ins | $ 4,339 | $ 4,117 |
| Deferred area development fees | 1,108 | 1,147 |
| Other | 2,784 | 2,599 |
| | $ 8,231 | $ 7,863 |

**11. Income Taxes**

The components of the provision for income taxes consists of the following for the years ended August 31:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 30,980 | $ 27,126 | $ 23,690 |
| State | 2,232 | 2,620 | 1,726 |
| | 33,212 | 29,746 | 25,416 |
| Deferred: | | | |
| Federal | 3,050 | 1,110 | 2,517 |
| State | 459 | 167 | 378 |
| | 3,509 | 1,277 | 2,895 |
| Provision for income taxes | $ 36,721 | $ 31,023 | $ 28,311 |

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following for the years ended August 31:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Amount computed by applying a tax rate of 35% | $ 34,908 | $ 29,149 | $ 26,601 |
| State income taxes (net of federal income tax benefit) | 1,749 | 1,812 | 1,368 |
| Other | 64 | 62 | 342 |
| Provision for income taxes | $ 36,721 | $ 31,023 | $ 28,311 |

Deferred tax assets and liabilities consist of the following at August 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Current deferred tax assets (liabilities): | | |
| Allowance for doubtful accounts and notes receivable | $ 77 | $ 314 |
| Property, equipment and capital leases | 326 | 326 |
| Accrued litigation costs | 119 | 93 |
| Accrued liabilities | (432) | – |
| Deferred income from affiliated technology fund | 710 | 479 |
| Other | (2) | (2) |
| Current deferred tax assets, net | $ 798 | $ 1,210 |
| Noncurrent deferred tax assets (liabilities): | | |
| Net investment in direct financing leases including differences related to capitalization and amortization | $ (2,705) | $ (2,569) |
| Investment in partnerships, including differences in capitalization and depreciation related to direct financing leases and different year ends for financial and tax reporting purposes | (6,040) | (4,862) |
| State net operating losses | 3,460 | 3,112 |
| Property, equipment and capital leases | (3,732) | (1,301) |
| Allowance for doubtful accounts and notes receivable | 201 | 238 |
| Deferred income from affiliated franchise fees | 1,239 | 1,083 |
| Accrued liabilities | 1,131 | 331 |
| Intangibles and other assets | 164 | 152 |
| Other | (84) | 199 |
| | (6,366) | (3,617) |
| Valuation allowance | (3,460) | (3,112) |
| Noncurrent deferred tax liabilities, net | $ (9,826) | $ (6,729) |
| Deferred tax assets and (liabilities): | | |
| Deferred tax assets (net of valuation allowance) | $ 3,967 | $ 3,215 |
| Deferred tax liabilities | (12,995) | (8,734) |
| Net deferred tax liabilities | $ (9,028) | $ (5,519) |

State net operating loss carryforwards expire generally beginning in 2010. Management does not believe the Company will be able to realize the state net operating loss carryforwards and therefore has provided a valuation allowance as of August 31, 2004 and 2003.

August 31, 2004, 2003 and 2002 (In thousands, except share data)

## 12. Stockholders' Equity

On January 17, 2002, the Company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 16,051,750 shares of common stock were issued on February 8, 2002 in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $161 was reclassified from paid-in capital to common stock. In addition, stockholders approved an increase in common stock authorized from 40,000,000 to 100,000,000 shares. The stated par value of each share was not changed from $.01.

On April 30, 2004, the Company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 24,845,132 shares of common stock were issued on May 21, 2004 in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $248 was reclassified from paid-in capital to common stock.

All references in the accompanying consolidated financial statements to weighted average numbers of shares outstanding, per share amounts and Stock Purchase Plan and Stock Options share data have been adjusted to reflect the stock splits on a retroactive basis.

*Stock Purchase Plan*

The Company has an employee stock purchase plan for all full-time regular employees. Employees are eligible to purchase shares of common stock each year through a payroll deduction not in excess of the lesser of 10% of compensation or $25. The aggregate amount of stock that employees may purchase under this plan is limited to 759,375 shares. The purchase price will be between 85% and 100% of the stock's fair market value and will be determined by the Company's board of directors.

*Stock Options*

In January 2001 the stockholders of the Company adopted the 2001 Sonic Corp. Stock Option Plan (the "2001 Employee Plan") and the 2001 Sonic Corp. Directors' Stock Option Plan (the "2001 Directors' Plan"). (The 2001 Employee Plan and the 2001 Directors' Plan are referred to collectively as the "2001 Plans.") The 2001 Plans were adopted to replace the 1991 Sonic Corp. Stock Option Plan and the 1991 Sonic Corp. Directors' Stock Option Plan (collectively, the "1991 Plans"), because the 1991 Plans were expiring after ten years as required by the Internal Revenue Code. Options previously granted under the 1991 Plans continue to be outstanding after the adoption of the 2001 Plans and are exercisable in accordance with the original terms of the applicable 1991 Plan.

Under the 2001 Employee Plan, the Company is authorized to grant options to purchase up to 4,050,000 shares of the Company's common stock to employees of the Company and its subsidiaries. Under the 2001 Directors' Plan, the Company is authorized to grant options to purchase up to 675,000 shares of the Company's common stock to the Company's independent directors. At August 31, 2004, 1,082,857 shares were available for grant under the 2001 Employee Plan and 425,250 shares were available for grant under the 2001 Director's Plan. The exercise price of the options to be granted is equal to the fair market value of the Company's common stock on the date of grant. Unless otherwise provided by the Company's Compensation Committee, options under both plans become exercisable ratably over a three-year period or immediately upon change in control of the Company, as defined by the plans. All options expire at the earlier of 30 days after termination of employment or ten years after the date of grant.

A summary of the Company's stock option activity (adjusted for the stock splits), and related information was as follows for the years ended August 31:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding— beginning of year | 5,949,084 | $ 9.93 | 6,274,796 | $ 8.22 | 6,628,365 | $ 6.66 |
| Granted | 743,135 | 21.39 | 878,552 | 17.57 | 808,280 | 18.23 |
| Exercised | (846,746) | 6.63 | (1,054,362) | 5.39 | (909,962) | 5.30 |
| Forfeited | (70,151) | 17.82 | (149,902) | 14.99 | (251,887) | 9.97 |
| Outstanding— end of year | 5,775,322 | $11.79 | 5,949,084 | $ 9.93 | 6,274,796 | $ 8.22 |
| Exercisable at end of year | 4,271,690 | $ 9.08 | 4,292,694 | $ 7.36 | 4,480,329 | $ 5.90 |
| Weighted average fair value of options granted during the year | $ 10.34 | | $ 8.30 | | $ 8.63 | |

A summary of the Company's options was as follows as of August 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding as of 8/31/2004 | Weighted Average Remaining Contractual Life (Yrs.) | Weighted Average Exercise Price | Number Exercisable as of 8/31/2004 | Weighted Average Exercise Price |
| $ 2.99 to $ 3.80 | 1,029,702 | 1.93 | $ 3.59 | 1,029,702 | $ 3.59 |
| $ 4.35 to $ 8.56 | 1,218,623 | 4.43 | $ 7.06 | 1,218,623 | $ 7.06 |
| $ 8.59 to $ 11.04 | 1,192,394 | 5.86 | $ 10.05 | 1,192,394 | $ 10.05 |
| $ 13.64 to $ 18.13 | 1,156,961 | 8.22 | $ 16.82 | 531,859 | $ 16.29 |
| $ 19.54 to $ 21.33 | 1,079,939 | 8.81 | $ 20.55 | 299,112 | $ 19.54 |
| $ 21.41 to $ 22.33 | 97,703 | 9.50 | $ 22.16 | – | – |
| $ 2.99 to $ 22.33 | 5,775,322 | 5.94 | $ 11.79 | 4,271,690 | $ 9.08 |

August 31, 2004, 2003 and 2002 (In thousands, except share data)

*Stockholder Rights Plan*

The Company has a stockholder rights plan which is designed to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders.

The plan provided for the issuance of one common stock purchase right for each outstanding share of the Company's common stock. Each right initially entitles stockholders to buy one unit of a share of preferred stock for $85. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock. At August 31, 2004, 50,000 shares of preferred stock have been reserved for issuance upon exercise of these rights.

If any person becomes the beneficial owner of 15% or more of the Company's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, then each right not owned by a 15%-or-more stockholder or related parties will then entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice the right's then current exercise price. In addition, if, after any person has become a 15%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's then current exercise price. Unless a triggering event occurs, the rights will not trade separately from the common stock.

The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 days (subject to extension) following a public announcement that a 15% position has been acquired. The rights expire on June 16, 2007.

**13. Net Revenue Incentive Plan**

The Company has a Net Revenue Incentive Plan (the "Incentive Plan"), as amended, which applies to certain members of management and is at all times discretionary with the Company's board of directors. If certain predetermined earnings goals are met, the Incentive Plan provides that a predetermined percentage of the employee's salary may be paid in the form of a bonus. The Company recognized as expense incentive bonuses of $3,070, $2,038, and $2,264 during fiscal years 2004, 2003 and 2002, respectively.

**14. Employment Agreements**

The Company has employment contracts with its Chairman and Chief Executive Officer and several members of its senior management. These contracts provide for use of Company automobiles or related allowances, medical, life and disability insurance, annual base salaries, as well as an incentive bonus. These contracts also contain provisions for payments in the event of the termination of employment and provide for payments aggregating $6,934 at August 31, 2004 due to loss of employment in the event of a change in control (as defined in the contracts).

**15. Contingencies**

The Company is involved in various legal proceedings and has certain unresolved claims pending. Based on the information currently available, management believes that all claims currently pending are either covered by insurance or would not have a material adverse effect on the Company's business or financial condition.

The Company has an agreement with GE Capital Franchise Finance Corporation ("GEC"), pursuant to which GEC made loans to existing Sonic franchisees who met certain underwriting criteria set by GEC. Under the terms of the agreement with GEC, the Company provided a guarantee of 10% of the outstanding balance of loans from GEC to the Sonic franchisees, limited to a maximum amount of $5.0 million. As of August 31, 2004, the total amount guaranteed under the GEC agreement was $4.6 million. The Company ceased guaranteeing new loans under the program during fiscal year 2002 and has not been required to make any payments under its agreement with GEC. Existing loans under guarantee will expire through 2012. In the event of default by a franchisee, the Company has the option to fulfill the franchisee's obligations under the note or to become the note holder, which would provide an avenue of recourse with the franchisee under the notes.

The Company has obligations under various lease agreements with third party lessors related to the real estate for Partner Drive-Ins that were sold to franchisees. Under these agreements, the Company remains secondarily liable for the lease payments for which it was responsible as the original lessee. As of August 31, 2004, the amount remaining under the guaranteed lease obligations totaled $3.1 million.

The Company has not recorded a liability for its obligations under the guarantees and none of the notes or leases related to the guarantees were in default as of August 31, 2004.

The Company entered into an agreement with certain franchisees during fiscal year 2003, which provides the franchisees with the option to sell 50 drive-ins to the Company anytime during the period commencing January 1, 2004 and ending June 30, 2005. The Company estimates that the cost of the acquisition, if it were to occur, would be in the range of $32 to $38 million and anticipates that the acquisition would be funded through operating cash flows and borrowings under its existing line of credit.

August 31, 2004, 2003 and 2002 (In thousands, except per share data)

## 16. Selected Quarterly Financial Data (Unaudited)

| | First Quarter | | Second Quarter | | Third Quarter | | Fourth Quarter | | Full Year | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Income statement data: | | | | | | | | | | |
| Partner Drive-In sales | $ 99,745 | $ 81,574 | $ 94,105 | $ 74,828 | $ 121,630 | $ 102,214 | $ 134,105 | $ 112,902 | $ 449,585 | $ 371,518 |
| Other | 18,963 | 17,011 | 17,490 | 15,524 | 24,312 | 20,391 | 26,096 | 22,196 | 86,861 | 75,122 |
| Total revenues | 118,708 | 98,585 | 111,595 | 90,352 | 145,942 | 122,605 | 160,201 | 135,098 | 536,446 | 446,640 |
| Partner Drive-In operating expenses | 79,852 | 64,873 | 76,320 | 60,628 | 95,723 | 78,587 | 106,964 | 87,676 | 358,859 | 291,764 |
| Selling, general and administrative | 9,121 | 8,222 | 9,083 | 8,418 | 9,914 | 9,483 | 10,152 | 9,303 | 38,270 | 35,426 |
| Other | 7,823 | 6,973 | 8,840 | 6,994 | 8,285 | 7,330 | 8,255 | 8,653 | 33,203 | 29,950 |
| Total expenses | 96,796 | 80,068 | 94,243 | 76,040 | 113,922 | 95,400 | 125,371 | 105,632 | 430,332 | 357,140 |
| Income from operations | 21,912 | 18,517 | 17,352 | 14,312 | 32,020 | 27,205 | 34,830 | 29,466 | 106,114 | 89,500 |
| Interest expense, net | 1,579 | 1,559 | 1,679 | 1,600 | 1,586 | 1,441 | 1,534 | 1,616 | 6,378 | 6,216 |
| Income before income taxes | 20,333 | 16,958 | 15,673 | 12,712 | 30,434 | 25,764 | 33,296 | 27,850 | 99,736 | 83,284 |
| Provision for income taxes | 7,574 | 6,317 | 5,838 | 4,735 | 11,337 | 9,597 | 11,972 | 10,374 | 36,721 | 31,023 |
| Net income | $ 12,759 | $ 10,641 | $ 9,835 | $ 7,977 | $ 19,097 | $ 16,167 | $ 21,324 | $ 17,476 | $ 63,015 | $ 52,261 |
| Net income per share: | | | | | | | | | | |
| Basic | $ .22 | $ .18 | $ .17 | $ .14 | $ .32 | $ .28 | $ .36 | $ .30 | $ 1.06 | $ .89 |
| Diluted | $ .21 | $ .17 | $ .16 | $ .13 | $ .31 | $ .27 | $ .34 | $ .29 | $ 1.02 | $ .86 |
| Weighted average shares outstanding: | | | | | | | | | | |
| Basic | 58,908 | 58,823 | 59,237 | 58,033 | 59,512 | 58,250 | 59,598 | 58,754 | 59,314 | 58,465 |
| Diluted | 61,194 | 61,457 | 61,689 | 60,444 | 61,832 | 60,796 | 61,902 | 60,941 | 61,654 | 60,910 |

## 17. Fair Values of Financial Instruments

The following discussion of fair values is not indicative of the overall fair value of the Company's consolidated balance sheet since the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," do not apply to all assets, including intangibles.

The following methods and assumptions were used by the Company in estimating its fair values of financial instruments:

*Cash and cash equivalents* – Carrying value approximates fair value due to the short duration to maturity.

*Notes receivable* – For variable rate loans with no significant change in credit risk since the loan origination, fair values approximate carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using interest rates that would currently be offered for loans with similar terms to borrowers of similar credit quality and/or the same remaining maturities.

As of August 31, 2004 and 2003, carrying values approximate their estimated fair values.

*Borrowed funds* – Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis that applies interest rates currently being offered on borrowings of similar amounts and terms to those currently outstanding. Carrying values for variable-rate borrowings approximate their fair values.

The carrying amounts, including accrued interest, and estimated fair values of the Company's fixed-rate borrowings at August 31, 2004 were $59,955 and $61,515, respectively, and at August 31, 2003 were $60,959 and $63,803, respectively.

## 18. Subsequent Events

Subsequent to August 31, 2004, the Company repaid the balance outstanding under its line of credit in the amount of $14,075.

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Stockholders of**
***Sonic Corp.***

We have audited the accompanying consolidated balance sheets of Sonic Corp. as of August 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Corp. at August 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Oklahoma City, Oklahoma
October 12, 2004

# Directors and Officers

## Board of Directors

**J. Clifford Hudson**
Chairman, Chief Executive Officer and President
Sonic Corp.

**Margaret M. Blair** [1,2]
Professor
Vanderbilt University School of Law

**Leonard Lieberman** [1,3]
Private Investor

**Pattye L. Moore**
Consultant, and former President of Sonic Corp.

**Federico F. Peña** [1,3]
Managing Director
Vestar Capital Partners

**H. E. "Gene" Rainbolt** [1,2]
Chairman
BancFirst Corp.

**Frank E. Richardson** [1,3,4]
Chairman
F. E. Richardson & Co., Inc.

**Robert M. Rosenberg** [1,2]
Retired President and Chief Executive Officer
Allied-Domecq Retailing U.S.A.

**E. Dean Werries** [1,2]
Retired Chairman and Chief Executive Officer
Fleming Companies, Inc.

*Chairman Emeritus*
**Troy N. Smith, Sr.**
Founder of Sonic Drive-Ins

[1] Member of the Nominating and Corporate Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Lead Independent Director

## Officers

**J. Clifford Hudson**
Chairman, Chief Executive Officer and President

**W. Scott McLain**
President
Sonic Industries Inc.
*(the company's franchising subsidiary)*

**Michael A. Perry**
President
Sonic Restaurants, Inc.
*(the company's restaurant-operating subsidiary)*

**Ronald L. Matlock**
Senior Vice President, General Counsel and Secretary

**William T. Pierquet**
Senior Vice President of Development

**Andrew G. Ritger, Jr.**
Senior Vice President - Franchise Development, Purchasing & Distribution

**Nancy L. Robertson**
Senior Vice President of People & Communications

**Mitchell W. Gregory**
Vice President and Chief Information Officer

**Stephen C. Vaughan**
Vice President, Chief Financial Officer and Treasurer

**Carolyn C. Cummins**
Vice President of Compliance

**Robert J. Geresi**
Vice President of Operations

**Gregory R. Haflich**
Vice President of Marketing & Brand Management

**Keith O. Jossell**
Vice President of Field Finance

**Richard G. McElhaney**
Vice President of New Franchise Services

**Diane L. Prem**
Vice President of Operation Services

**Stephen P. Reed**
Vice President of Supply Chain Management

**E. Edward Saroch**
Vice President of Franchise Services

**Richard A. Schwabauer**
Vice President of Operations

**Paul S. Sinowitz**
Vice President of Purchasing & Distribution

**David A. Vernon**
Vice President of Franchise Sales

**J. Alan Walker**
Vice President of Operations

**Terry D. Harryman**
Controller

**M. Anne Burkett**
Internal Auditor

# Corporate Information

**Corporate Offices**
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

**Web Address**
www.sonicdrivein.com

**Stock Transfer Agent**
UMB Bank, N.A.
928 Grand Boulevard
Kansas City, Missouri 64106
800/884-4225

**Independent Registered Public Accounting Firm**
Ernst & Young LLP
Oklahoma City, Oklahoma

**Corporate Counsel**
Phillips, McFall, McCaffrey, McVay, & Murrah, P.C.
Oklahoma City, Oklahoma

**Annual Meeting**
Our 2005 Annual Meeting of Stockholders will be held at 1:30 p.m. Central Standard Time on January 20, 2005, at our Headquarters Building, 4th Floor, 300 Johnny Bench Drive, Oklahoma City, Oklahoma.

**Annual Report on Form 10-K**
A copy of our annual report on Form 10-K for the year ended August 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Stephen C. Vaughan, Vice President and Chief Financial Officer, at our Headquarters. In addition, we make available free of charge through our website at www.sonicdrivein.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found under SEC Filings in the "Investor Info" section of the website.

**Forward-Looking Statements**
Statements contained in this report that are not based on historical facts are forward-looking statements and are subject to uncertainties and risks. See *Management's Discussion and Analysis* for a more complete discussion of forward-looking statements, how we identify those statements, and the risks and uncertainties that may cause our future results to differ materially from those anticipated and discussed in the forward-looking statements.

**Stock Market Information**
Our common stock trades on the NASDAQ National Market under the symbol SONC. At November 30, 2004, we had approximately 36,500 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth our high and low stock prices, adjusted for stock splits, during the past two fiscal years:

| Quarter Ended | High | Low |
|---|---|---|
| November 30, 2002 | $ 16.69 | $ 13.92 |
| February 28, 2003 | $ 15.69 | $ 13.11 |
| May 31, 2003 | $ 18.67 | $ 14.04 |
| August 31, 2003 | $ 17.85 | $ 15.47 |
| | | |
| November 30, 2003 | $ 20.59 | $ 16.26 |
| February 29, 2004 | $ 23.25 | $ 19.67 |
| May 31, 2004 | $ 24.31 | $ 20.23 |
| August 31, 2004 | $ 23.50 | $ 21.10 |

We currently anticipate that we will retain all of our earnings to support our operations and develop our business. Therefore, we do not pay any cash dividends on our outstanding common stock. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that our Board may consider relevant.



WWW.DAILYWORLD.COM

# DAILY World

Good morning
High 80°
Low 65°

OC wins again

50 CENTS ★

OPELOUSAS, LA. SUNDAY, OCTOBER 24, 2004

## America's Drive-In has taught me valuable lessons

Billy Liggett

Because my lovely wife works in a cozy corporate office of a Sonic franchise in Lafayette, I had the great opportunity to travel to Dallas this week for the Sonic National Convention 2004.

It was three days of what I thought would consist of a few free cherry limeades and total relaxation.

But darn it if I didn't come away having learned a thing or two.

You see, Sonic is one of those companies that "gets it." There's a reason for its success. I'm amazed at everything it takes - from surveys to economic impact studies - just to be able to make September Philly Cheesesteak month.

But what really impressed me about this trip is the way this company treats its employees. You'd think national conventions were set aside just for people in "corporate," but this convention consisted of thousands of store managers, assistant managers and even carhops and cooks who excelled at the annual "Sonic games." (I'll go more into that later.)

These people sat side-by-side with the company's CEO and president, and many of them were awarded in ceremonies that come an inch short of the Emmy's. Invited to offer inspirational speeches were Andy Andrews, a man who's sat down with presidents and military generals to offer advice, and (my personal favorite) Ben Stein, who spoke on small town America and the importance of businesses like Sonic.

Every speaker there not only offered advice but made everybody on hand feel appreciated. I benefited immensely from what they had to say, and I'm only related to Sonic by marriage, not blood.

This is starting to sound like a commercial for cheese coneys, but that's not my intention at all. When I say Sonic "gets it," I mean they know how to treat their employees - with respect.

Managing a fast food restaurant is certainly not a glamorous job. It means hours upon hours of bossing around know-it-all teens, handling the fast-paced lunch and dinner crowds on a daily basis and putting up with customers who are never satisfied. These managers and their employees won't perform if they feel like there's no reward in it.

To keep the teens interested, Sonic offers the "Dr. Pepper Sonic Games" every year, pitting store against store in a contest to see who's faster, friendlier and more accurate. The top 12 teams were invited to Dallas this week for the finals. Their awards ceremony Wednesday resembled an Olympic ceremony. The "Carhop of the Year" couldn't stop crying when her name was called.

I waited tables for three years in college. I promise you, if I thought a free trip and that much fun were on the line, I would have been a much better waiter.

What Sonic has achieved is taking away the negative stigma attached to the fast-food industry and made working there something to be proud of.

Think of every job you've ever had... then think of the ones where what you did actually meant something, and the personal rewards were better. You worked harder and happier for those employees.

I came away from this week wanting to be a better "manager," as well. What was taught during the week was a benefit to anybody in any walk of life. What I learned was as beneficial to me as it was to the people from Opelousas and Lafayette who were on hand, to well

My only compl[illegible]

[illegible]

SONIC America's Drive-In.

300 Johnny Bench Drive ∘ Oklahoma City, Oklahoma 73104 ∘ 405/225-5000